[COVER]
1994 Annual Report
First National Bancorp
ENTERING THE ERA OF EXCELLENCE.

[INSIDE FRONT COVER]
Financial Highlights
FIRST NATIONAL BANCORP AND SUBSIDIARIES



(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                       1994          1993        Change      Percent

For the Years Ended December 31:
        Net income                                             $  28,134     $  26,654        $ 1,480     5.6%
        Net interest income                                       97,013        88,201          8,812    10.0
        Net interest income (FTE)                                103,424        94,131          9,293     9.9
        Noninterest income                                        27,081        31,841         (4,760)  (14.9)
        Noninterest expense                                       86,639        81,144          5,495     6.8
        Provision for loan losses                                   (362)        2,985         (3,347) (112.1)

Per Share Data:
        Net income                                             $    1.72     $    1.68        $   .04     2.4%
        Dividends declared                                         .7775         .7050          .0725    10.3
        Book value                                                 13.72         13.60            .12      .9
        Tangible book value                                        12.15         12.53           (.38)   (3.0)
        Weighted-average shares outstanding                   16,394,974    15,842,510
        Shares outstanding at year end                        16,540,495    16,034,183

Financial Ratios:
        Return on average assets                                    1.24%         1.29%
        Return on average shareholders' equity                     12.51         13.53
        Net interest margin                                         4.96          4.89
        Primary capital to adjusted assets:
        Including intangibles                                      10.30         11.07
        Excluding intangibles                                       9.96         10.77
        Allowance for loan losses to loans,
             net of unearned income:
        Including mortgage loans held for sale                      1.44          1.65
        Excluding mortgage loans held for sale                      1.45          1.74

Selected Balances as of December 31:
        Total assets                                          $2,380,548    $2,141,952       $238,596   11.1%
        Earning assets                                         2,176,412     1,960,712        215,700   11.0
        Loans, net of unearned income:
        Including mortgage loans held for sale                 1,424,246     1,306,564        117,682    9.0
        Excluding mortgage loans held for sale                 1,410,727     1,241,203        169,524   13.7
        Allowance for loan losses                                 20,441        21,539         (1,098)  (5.1)
        Investment securities                                    706,999       549,620        157,379   28.6
        Deposits                                               1,943,264     1,764,641        178,623   10.1
        Short-term borrowings                                    105,129        77,186         27,943   36.2
        Long-term debt                                            80,238        57,958         22,280   38.4
        Shareholders' equity                                     226,957       218,059          8,898    4.1

FTE - FULLY TAXABLE EQUIVALENT
ALL PREVIOUSLY REPORTED FIGURES HAVE BEEN RESTATED FOR AS A
POOLING-OF-INTERESTS.


1994 Affiliate Financial Highlights

                                              Deposits          Net      Allowance For     Total     Shareholder's
AS OF DECEMBER 31 (IN THOUSANDS)              and Funds         Loans    Loan Losses       Assets    Equity

The First National Bank of Gainesville        $915,744        $619,653     $7,432         $998,053     $75,956
Citizens Bank, Cherokee Count                   77,087          39,651        807           85,090       7,085
The Community Bank of Carrollton                36,882          27,874        439           41,953       4,861
Bank of Clayton                                 90,142          59,168      1,105          104,958      14,251
First National Bank of White County             97,877          75,149        972          114,724      16,241
First National Bank of Habersham                97,862          56,404        748          110,583      12,245
The Peoples Bank Of Forsyth County             110,154          88,040        979          121,639      10,912
The First National Bank of Paulding County     157,714          75,412      1,418          170,811      11,782
The Commercial Bank                            124,336          73,444      1,738          136,877      12,017
Granite City Ban                                88,626          42,112        871          102,794      13,717
First National Bank of Gilmer County            44,616          35,030        370           49,392       4,367
Bank of Banks County                            54,113          43,150        575           58,798       4,340
Pickens County Bank                             42,263          34,350        442           47,322       4,840
The First National Bank of Jackson County       53,777          40,599        606           59,178       5,117
The Citizens Bank                               74,878          53,281        743           85,963      10,791
Bank of Villa Rica                              44,518          28,401        574           48,936       4,302
Barrow Bank & Trust Company                     46,312          32,528        622           52,254       5,732

       IFC

Our vision

The client is our lifeblood.

Passion for exceeding customers' expectations flows throughout the company.

Bold creativity, unparalleled service
and a resolve to win
chart the course amid a world of choices.

Employees are stimulated by the personal opportunity, professional growth and extraordinary rewards of being part of a vital team in a learning environment.

Communities we serve
are better for our presence.

[PHOTO -- RICHARD A. MCNEECE, CHAIRMAN & CEO W/GHOSTED BACKGROUND]

TO OUR SHAREHOLDERS

      It was a momentous year in 1994 for your company in many respects ... record earnings, consummation/announcement of three significant mergers, progress in management development and team building, continued strides in business development efforts and customer satisfaction, and development of a new and bold vision, strategic intent and mission for the company ... all contributed to a successful 1994 and strengthened the foundation for exceptional performance results throughout the remainder of this decade.
        Record earnings per share of $1.72 were up 2.4% over 1993, for a return on average assets of 1.24%. Dividends per share increased by 10.3% from $.7050 to $.7775. Particularly encouraging was the continued quarterly improvement in the net interest margin, the largest single contributor to profitability. While the full-year margin of 4.96% compared favorably to that reported in 1993 and represented the highest level in over five years, the fourth quarter margin of 4.94% provides a good foundation for continued earnings improvement in 1995. Asset quality, which is always a high priority, remained excellent during 1994 and improvement was a significant reason for the lower loan loss provision. Period end total assets reached a record $2.4 billion as affiliates continued to aggressively pursue core balance sheet growth opportunities. The community banking segment of our business had an excellent year when compared to both 1993 and planned expectations for 1994. The company's mortgage lending division, The Mortgage Source, contributed significantly to profitability through 1993. However, 1994 performance was materially impacted by the dramatic slowdown in refinancing activity, heightened competition and, earlier in the year, accelerated amortization in the company's portfolio of loans serviced for others.
        We anticipate 1995 to be another good year for the company. While the mortgage lending business will continue to present challenges due to the economic and competitive environments, a management reorganization within this line of business, geographical expansion and a cross sales emphasis will enhance our opportunities. Even though asset quality should remain excellent, we recognize the additional credit risks of this economic cycle and will reserve appropriately in 1995 through higher provisions to the loan loss reserve. Supported by a sound economy and emphasis

[GRAPH --
PRIMARY CAPITAL TO ASSETS RATIO
1990        9.95%
1991        10.37%
1992        10.66%
1993        11.07%
1994        10.30%]

[GRAPH --
TOTAL ASSETS (MILLIONS)
1990        $1,829
1991        $1,890
1992        $2,028
1993        $2,142
1994        $2,381]

on sales management, core retail and commercial balance sheet growth should remain strong and when complemented by the recent strength in the net interest margin, the company's revenues are anticipated to show good growth. Expense management is critical and will be a major focus in 1995 as it was in 1994. We anticipate substantial improvement in the company's ability to produce higher revenues per dollar of noninterest expense.
        We closed two previously announced mergers. The Commercial Bank in Douglasville officially joined us in February and brought the strength of another healthy, growing market to our franchise. While five of the last six mergers, including The Commercial Bank, have been in the West Georgia area, we added another important market in 1994 when Barrow Bank & Trust Company in Winder became our 17th affiliate. This is a key county in an attractive market between Gainesville, the headquarters of First National Bancorp, Athens (home of the University of Georgia), and metropolitan Atlanta.
        We took our first step outside of North Georgia by signing a Letter of Intent in October and subsequently a Definitive Agreement with FF Bancorp of New Smyrna Beach, Florida, a $600 million holding company consisting of one commercial bank and two healthy and very profitable thrifts. FF Bancorp's strong community banking philosophy fits well with First National Bancorp while providing a reasonably-priced and stable source of core deposits and significant opportunities to expand our mortgage lending, trust, bank card and correspondent services business. The

[GRAPH --
EARNINGS PER SHARE
1990        $1.23
1991        $1.32
1992        $1.50
1993        $1.68
1994        $1.72]

[GRAPH --
DIVIDENDS PER SHARE
1990        $.4600
1991        $.5500
1992        $.6400
1993        $.7050
1994        $.7775]

synergy created between our two companies will accrue to the benefit of our shareholders in higher earnings and dividends per share. While our primary merger focus continues to be the 48-county North Georgia area, if other opportunities like FF Bancorp should present themselves outside this particular region or out-of-state, we will pursue and take advantage of such opportunities provided they are consistent with our basic business strategy.
        As I previously indicated, 1994 was also significant as your management team set their sights on a future for the company far greater than current or historical results would suggest attainable. We all view the future as an opportunity for great achievement, increased profitability and, most importantly, a time to realize our Vision. A Vision which provides a bold direction and intent to transform our company into one of distinction ... a company which will be recognized by our customers, competitors, employee s, directors and shareholders as a company of unparalleled quality.
        A company that is entering the era of excellence.
        This journey began with the recognition that the banking environment will continue to change at an accelerated pace, and only those organizations with the right customer-driven and technology-supported vision and focus and the willingness to aggressively welcome this change will survive. We began with a team building program that originally included 17 members of senior and executive management and expanded to 50 to include executive management of all Bancorp

[GRAPH --
RETURN ON ASSETS
1990        1.09%
1991        1.12%
1992        1.20%
1993        1.29%
1994        1.24%]

[GRAPH --
RETURN ON EQUITY
1990        12.02%
1991        12.03%
1992        12.65%
1993        13.53%
1994        12.51%]

affiliates. The purpose was to build trust, respect, integrity and confidence and move forward to the future as a team dedicated to a singular mission - the pursuit of excellence. I have been very pleased with the results. Our employees are communicating better, more honestly and candidly. A greater team effort is emerging among department and affiliate lines resulting in enhanced client satisfaction. In short, we're knocking down the walls of the silos and bringing our people together to exceed the expectations of our clients.
        It was from this team building process that our Vision for this company and its future was born. The quest for excellence has been embraced and practiced by all of our employees. The Vision, which is supported by a strategic intent to be achieved over the next six to eight years, created great excitement in May when it was introduced to all employees and directors. A copy of our Vision and core values now sits on the desk of every employee throughout the company while large

[PHOTOS -- RICHARD A. MCNEECE
CHAIRMAN & CEO; PETER D. MILLER
PRESIDENT, CHIEF ADMINISTRATIVE & FINANCIAL OFFICER; C. TALMADGE GARRISON SENIOR VICE PRESIDENT & SECRETARY; BRYAN F. BELL
SENIOR VICE PRESIDENT]

[GRAPHIC -- 2-STATE MAP - CAPTION - FIRST NATIONAL BANCORP'S PRIMARY EMPHASIS CONTINUES TO BE IN A 48-COUNTY REGION IN NORTH GEORGIA, CURRENTLY WITH SEVENTEEN AFFILIATES IN 16 COUNTIES. THE COMPANY EXPECTS TO COMPLETE ITS FIRST OUT-OF-STATE MERGER IN THE SPRING OF 1995, ADDING THREE AFFILIATES IN THREE FLORIDA COUNTIES.]

framed versions hang in the lobbie
s of all our banks. They serve as daily reminders to our clients and employees that our standards are high and so are our expectations to succeed.
        Our Vision addresses three important keys to our success: our clients, employees and communities.
        THE CLIENT IS OUR LIFEBLOOD. Our clients know it, we know it and we believe it. Our goal is simple: To exceed client expectations by performing better than the client expects and better than the competition can deliver.
        EMPLOYEES ARE STIMULATED BY THE PERSONAL OPPORTUNITY, PROFESSIONAL GROWTH AND EXTRAORDINARY REWARDS OF BEING PART OF A VITAL TEAM IN A LEARNING ORGANIZATION. While the client is our reason for existing, the heart of our company lies with our employees. Our success as a company comes from the investment we make in our staff to provide for the professional growth and development which contributes to greater individual and collective achievement. We are

[PHOTOS -- STEPHEN M. ROWND, SENIOR VICE PRESIDENT; MARY E. HENGEVELD, GROUP VICE PRESIDENT, CHARLES A. ROBINSON, GENERAL AUDITOR; J. REID MOORE, GROUP VICE PRESIDENT & CONTROLLER]

[PHOTO -- JOAN JACKSON -- CAPTION: JOAN JACKSON, A 30-YEAR EMPLOYEE, WAS INSPIRED BY THE COMPANY'S VISION AND COMMITMENT TO A LEARNING ORGANIZATION. SHE MOVED TO AN AREA OF NEW RESPONSIBILITY, SAYING, "THIS GAVE ME AN OPPORTUNITY TO LEARN SOMETHING NEW AND TO SAY, 'THIS ISN'T ONLY FOR THE YOUNG PEOPLE, THE VISION IS A CHANCE FOR OLDER EMPLOYEES LIKE ME TO LEARN'."]

committed to appropriately recognizing and rewarding accomplishments and contributions to the attainment of company and shareholder objectives.
        COMMUNITIES WE SERVE WILL BE BETTER FOR OUR PRESENCE. We recognize that the success of our company is directly related to the economic health and quality of life in each of our communities. To support this belief, our management team holds leadership positions in local community chambers of commerce, economic development and various community service organizations. Community bank holding company is not a throw-away phrase for us; it is a serious way of life in each of our markets. The bottom line is that if our markets prosper ec onomically, so will our shareholders.
        Our Vision is supported by a strategic intent that, as Pete Miller, the president of First National Bancorp, often points out, "is where the rubber meets the road." The strategic intent will bring this Vision to life through concrete, measurable goals and strategies.
        WE WILL SET THE STANDARD OF PERFORMANCE AS THE PREFERRED FINANCIAL PARTNER. Simply stated, our customers and competitors' customers will look upon this company, through its affiliate banks and due to the performance we deliver, as the organization of choice to satisfy all of their financial needs. This environment will be delivered with a focus on:
        "FIRST IN SERVICE." We will set the standard for service, performance and delivery of value-added products. I want our relationship officers to be perceived by the customer as indispensable assets in the attainment of the customer's goals.

[PHOTO -- LEARNING ENVIRONMENT -- CAPTION: FIRST NATIONAL BANCORP IS COMMITTED TO A LEARNING ENVIRONMENT WHERE TRAINING AND EDUCATION PLAY VITAL ROLES IN THE REALITY OF THE COMPANY'S VISION: "EMPLOYEES ARE STIMULATED BY THE PERSONAL OPPORTUNITY, PROFESSIONAL GROWTH AND EXTRAORDINARY REWARDS OF BEING PART OF A VITAL TEAM IN A LEARNING ENVIRONMENT."]

       "FIRST IN INNOVATION." We must anticipate our customers' needs and deliver products and services to satisfy those needs in a fashion superior to the competition and better than the customer expects. We have challenged our employees not to be complacent and to reach beyond our clients' expectations -- to stay ahead of our financial competitors.
        "FIRST IN THE INDUSTRY." Our intent is to set the standard of operating performance within the industry. We will be the example everyone else aspires to and follows. We will have succeeded when our shareholders, the financial community, our employees, directors and competition acknowledge First National Bancorp as the company of excellence.
        The map for attainment of our strategic intent has been developed with specific strategies and tactics defined with aggressive dates for completion. Three key objectives make the strategic intent achievable.
        The first of those objectives is to create and maintain a learning organization which will have significant impact on our future successes.
        "ATTRACT, DEVELOP AND RETAIN THE BEST TALENT BY PROVIDING A LEARNING ENVIRONMENT WHERE PEOPLE ARE REWARDED FOR TAKING RESPONSIBILITY AND CONTINUOUS IMPROVEMENT IS A WAY OF LIFE."

[GRAPHIC -- PIE CHART -- BUSINESS MIX -- 23% Investing; 35% Retail Lending; 29% Commercial Lending; 4% Other; 1% Trust Services; 5% Service Charges on Deposits; 3% Mortgage Lending Services]

[PHOTO -- AFFILIATE BANKERS -- CAPTION: THROUGHOUT THE AFFILIATE BANKS, EMPLOYEES ARE DEDICATED TO KNOWING THEIR MARKET SEGMENTS AND CLIENTS' NEEDS BECAUSE "THE CLIENT IS OUR
LIFEBLOOD." BEVERLY LAMMERS, RITA MORGAN, REBECCA STOWE AND SID WOOTEN LED THE DEVELOPMENT OF A NICHE PRODUCT NAMED "HERITAGE CLUB" FOR FIRST NATIONAL BANK OF WHITE COUNTY'S 55 AND OLDER CLIENTS.]

        We believe this to be critical to our future because it represents our most important asset -- our people. It is not enough to simply hire the best; we must create an environment in which they can achieve greater potential and are rewarded for extraordinary results. Special emphasis is being placed on training in sales, sales management, and coaching. Our managers must focus their efforts, and those of our employees, toward becoming an indispensable asset in making a difference in the lives of our customers.
        "DEVELOP THE LOWEST COST DELIVERY PROCESS WHICH ENSURES CLIENT SATISFACTION, SUPERIOR PROFITABILITY AND MARKET SHARE GROWTH."
        We are determined to provide superior customer service while increasing the operating efficiency of the organization. The results of this objective include: dramatically improved turn- around time and employee productivity, the enhancement of product and service quality, attractive pricing and streamlining of workflow. Most importantly, we continue to look for ways to improve client satisfaction, realizing that the client must always be the focal point of any successful change.
        Improvement and re-engineering programs will be designed and implemented throughout the company with particular emphasis in the areas of information processing, retail, corporate banking and loan operations in 1995. The investment in this program will enable us to enhance productivity, reduce costs and improve client service by maximizing and leveraging people and physical resources. We are not asking our people to work harder, just smarter. We anticipate an

[PHOTO -- HERITAGE CLUB -- CAPTION: "PASSION FOR EXCEEDING CUSTOMERS' EXPECTATIONS" WAS REALIZED IN WHITE COUNTY WHEN THE HERITAGE CLUB WAS KICKED OFF IN GRAND STYLE LAST FALL. THE PRODUCT EXCEEDED 1994 GOALS BY 123%.]

 investment return on our re-engineering to be 30% or higher for all programs.
        "ACHIEVE TOTAL CLIENT SATISFACTION THROUGH AGGRESSIVE, TEAM-FOCUSED RELATIONSHIP MARKETING, EXCELLENT PERSONALIZED SERVICE, CLIENT-DESIRED PRODUCTS AND EFFICIENT DELIVERY SYSTEMS."
        This objective speaks directly to the changing needs of our clients. We must manage to that change by anticipating our clients' needs and developing products and services that exceed those needs ... better than the customer expects and better than the competition can deliver.
        We have begun to introduce a needs-based selling culture where every employee either sells or supports sales. In 1994, we implemented a sales management methodology in which sales goals and effective selling become a natural part of the culture. Our singular goal for this objective is increased client satisfaction, which will lead to enhanced market share and cross-sell growth, balance sheet growth and increased income statement profitability. By the year 2000, our market segment goals are:

Retail:            40% household market share and 5 services per household
Corporate:         35% household market share and 4 services per household
Correspondent: 50% household market share and 5 services per household Mortgage Services: 5% household market share and 50% volume penetration

[PHOTO -- WHITE/PARKER -- CAPTION: "BOLD CREATIVITY, UNPARALLELED SERVICE AND A RESOLVE TO WIN,"
 IS DEMONSTRATED BY THE AFFILIATE PRESIDENTS WHO RIVAL TO BE THE BEST IN THE COMPANY AND THE BEST IN EACH COMMUNITY. RICH WHITE (FRONT), PRESIDENT OF FIRST NATIONAL BANK OF GAINESVILLE AND BOB PARKER (LEFT), PRESIDENT OF THE CITIZENS BANK, TOCCOA.]

     To enhance the growth and value of our franchise, we have adopted a business development strategy that identifies distinct market segments and addresses the different needs of each segment. Households with a high net worth or household income of $50,000 or greater are key consumer market segment for the company. The needs of this segment are serviced through our Century Service product from which they receive preferred pricing on deposits, including transaction accounts, investment products and CDs, and all credit products from direct lending to credit cards to home equity, as long as a minimum investment account balance is kept. We offer optimum personal service to these clients by assigning a relationship officer to each upscale relationship client.
        Our Bonus Banking product services another growing retail market segment. With a minimum deposit and/or loan relationship, these clients receive a package which combines checking, a better interest rate on savings and lower interest rates on installment loans, credit cards and home equity lines of credit. This market has a higher need for loan products than the upscale consumer market and also provides a great avenue for growth through The Mortgage Source, our home mortgage division.
        The corporate market is geared toward retail/small business, partnerships/proprietorship and mid-market commercial. We place emphasis on the further segmentation of the business market and the development of "niche" products such as special loan programs for the agriculture/ poultry sector, mid-size manufacturers and acquisition/development companies. Similar to our retail

[PHOTO -- FAIR/WILLIAMS -- CAPTION: "COMMUNITIES WE SERVE ARE BETTER FOR OUR PRESENCE,"
WHEN AFFILIATE PRESIDENTS LIKE C.B. FAIR, PRESIDENT OF FIRST NATIONAL BANK OF PAULDING COUNTY,
IS VICE CHAIRMAN OF THE LOCAL ECONOMIC DEVELOPMENT COMMITTEE. BOB WILLIAMS
(LEFT), PRESIDENT AND CFO OF CADILLAC PRODUCTS, CHOSE PAULDING COUNTY FOR A NEW MANUFACTURING SITE DUE, IN PART, TO FAIR'S PERSEVERANCE.]

strategy, corporate clients are assigned banking professionals who are accountable for the customers' total relationship. Our corporate officers are also concentrating on cross-selling trust services such as employee benefit plans, as well as consumer services such as mortgages, deposits and loans to the appropriate corporate segments.
        Our correspondent banking division offers a full range of products and services which answer the needs of community banks we serve, primarily as a source for purchased and sold federal funds, first mortgage residential originations, data processing, trust services, credit cards, loan participations and funds management. This sector calls for business-to-business marketing, with in-depth segmentation and very customized packages to accurately exceed the needs of correspondent banks.
        The Mortgage Source, the company's first mortgage lending division, services the needs of both retail and wholesale customers in Georgia and throughout the Southeast. The division's $1.4 billion servicing portfolio provides good income and will continue to grow.
        First National Bancorp, through our affiliate banks, is deeply committed to you, our shareholders. While our new Vision, strategic intent, merger and business strategy are important to our management and 1,300 employees, more important is how they impact our shareholders and the value you receive for your investment. The bottom line is to increase earnings and dividends per share at an accelerated pace in an increasingly competitive environment and that is why we faced a

[PHOTOS -- FIRST NATIONAL BANCORP BOARD OF DIRECTORS -- Richard A. McNeece, Chairman & Chief Executive Officer; Richard Shockley, Vice Chairman; Peter D. Miller, President, Chief Administrative & Financial Officer; Arthur J. Kunzer, Jr., Owner, Art Kunzer Men's Clothier; Bobby M. Thomas, Chairman, The Peoples Bank of Forsyth County, Owner, Thomas Lumber Company]

re-focusing of this company in 1994.
We realize we have taken a major step toward a bold and bright future. Local and national media have also realized this and acknowledged it by devoting cover and front page stories to our new undertaking. Now that the foundation has been firmly laid, we are prepared to move forward and create the desired results.
        Your management team is committed to this pursuit of excellence and I am confident that we will attain and exceed our aggressive expectations.
        In 1994, we welcomed five new directors to the First National Bancorp board. Ken Nix, Mickey Womble, Jim Walters, John Ferguson and Bill Lester have all made outstanding additions to the board and we are looking forward to their continued contributions. In honor of our chairman emeritus, Ray McRae, who retired from the board in 1994, we established a scholarship in his name at the Terry College of Business Administration at the University of Georgia. It is important to express my appreciation to the management and staff who made the 1994 results possible and

[PHOTOS --  James H. Harris, Jr., CHAIRMAN, THE CITIZENS BANK, TOCCOA,
PRESIDENT,
J.H. ENTERPRISES, INC.; Loy D. Mullinax, CHAIRMAN, PICKENS COUNTY BANK, PRESIDENT, MULLINAX BUILDING SYSTEMS, INC.; J. Kenneth Nix, CHAIRMAN, FIRST NATIONAL BANK OF WHITE COUNTY, ATTORNEY AT LAW, STEWART, MELVIN & FROST; Joe Wood, Jr., PRESIDENT, TURNER, WOOD & SMITH, INC.; J. Michael Womble, CHAIRMAN, FIRST NATIONALBANK OF PAULDING COUNTY, PRESIDENT, SOUTHLIFE DEVELOPMENT, INC.;
Mack G. West, CHAIRMAN, FIRST NATIONAL BANK OF GILMER COUNTY, RETIRED BUSINESSMAN, MAYOR, CITY OF EAST ELLIJAY]

[PHOTOS -- William L. Lester, Chairman, Granite, City Bank, Owner and President, Lester Enterprises; Edwin C. Poss, Owner, Century 21, Poss Realty, a Division of Edwin C. Poss, Inc.; John A. Ferguson, Jr., FACHE, President of Northeast Georgia Health Services, Inc.; Harold L. Smith, Chairman, Turner, Wood & Smith, Inc.; Mrs. Jane Wood Banks, Private Investor]

 who helped us to position the
company for future greatness. I am tremendously grateful for the continued confidence and support of our shareholders and clients. I look forward to meeting with you at our annual shareholders' meeting on April 19, 1995, at 4:00 p.m. at the Georgia Mountains Center in downtown Gainesville.

Cordially,


/s/Richard A. McNeece
Chairman and CEO
January 27, 1995

[PHOTOS -- Thomas S. Cheek, Chairman, Bank of Banks County, Private Investor, President, Mt. View, Inc.; W. Woodrow Stewart, Attorney at Law, Stewart, Melvin & Frost; Ray C. Jones, President, J & S Farms; James A. Walters, Chairman & CEO, Walters Management Company, Inc.; Paul J. Reeves, Chairman, First National Bank of Habersham, President, Habersham Hardware; A. Roy Roberts, Jr., Chairman, Citizens Bank, Cherokee County, Owner, A.R. Roberts Co. Realtors]

Senior Officers of Bancorp's Affiliate Banks

The First National
Bank Of Gainesville
Richard D. White
PRESIDENT AND CBO
Bruce L. Barefoot
EXECUTIVE VICE PRESIDENT

The Peoples Bank
Of Forsyth County
Rocklyn E. Hunt
PRESIDENT AND CEO
Louis J. Douglass, III
EXECUTIVE VICE PRESIDENT

Citizens Bank,
Cherokee County
Richard M. Zorn
PRESIDENT AND CEO
A. R. Roberts, III
EXECUTIVE VICE PRESIDENT

The First National
Bank Of Paulding
County
C. B. Fair, III
PRESIDENT AND CEO
Becky S. Echols
EXECUTIVE VICE PRESIDENT

The Commercial Bank,
Douglasville
John T. Stafford
PRESIDENT AND CEO
William F. Gnerre
Janice B. McCravy
EXECUTIVE VICE PRESIDENTS

The Community Bank
Of Carrollton
Timothy I. Warren
PRESIDENT AND CEO
F. Elton Brooks
EXECUTIVE VICE PRESIDENT

Bank Of Villa Rica
Fred L. O'Neal
PRESIDENT AND CEO
George M. Ray
EXECUTIVE VICE PRESIDENT

The Citizens Bank,
Toccoa
Robert A. Parker
PRESIDENT AND CEO

Granite City Bank
Edward B. Hall
PRESIDENT AND CEO
F. Davis Arnette, Jr.
EXECUTIVE VICE PRESIDENT

The First National Bank
Of Jackson County
Kelly G. Hillis
PRESIDENT AND CEO
James R. Shaw, Jr.
EXECUTIVE VICE PRESIDENT

Bank Of Banks
County
George W. Evans
PRESIDENT AND CEO
Steven R. Maney
EXECUTIVE VICE PRESIDENT

Barrow Bank
& Trust Company
David C. King
PRESIDENT AND CEO
T. Glenn Thompson
EXECUTIVE VICE PRESIDENT

Bank Of Clayton
William F. DeVane
PRESIDENT AND CEO
B. Allen Lancaster
EXECUTIVE VICE PRESIDENT

First National Bank
Of White County
Sidney J. Wooten, III
PRESIDENT AND CEO
Coleman Allen
EXECUTIVE VICE PRESIDENT

First National Bank
Of Gilmer County
Billy R. Loudermilk
PRESIDENT AND CEO
C. Wallace Sansbury
EXECUTIVE VICE PRESIDENT

Pickens County Bank
Dennis W. Burnette
PRESIDENT AND CEO
Marc J. Greene
EXECUTIVE VICE PRESIDENT

First National Bank
Of Habersham
Glenn C. Bell
PRESIDENT AND CEO
Eugene B. White
EXECUTIVE VICE PRESIDENT

[PHOTO -- SENIOR OFFICERS]

1994 Consolidated Financial Statements
First National Bancorp

Management's Discussion and Analysis
of Financial Condition and Results of Operations..........        18
Selected Statistical Information..........................        36
Independent Auditors' Report..............................        37
Consolidated Balance Sheets...............................        38
Consolidated Statements of Income.........................        39
Consolidated Statements of Shareholders' Equity...........        40
Consolidated Statements of Cash Flows.....................        41
Notes to Consolidated Financial Statements................        42

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Corporate Profile
        First National Bancorp ("Company"), a $2.4 billion multi-bank holding company with 17 affiliate banks, 54 full service banking facilities located in North Georgia, and 1,299 full-time equivalent employees, is the second largest bank holding company in Georgia headquartered outside metropolitan Atlanta. Effective February 28, 1994, the Company acquired all of the common stock of Metro Bancorp, Inc., a Douglas County bank holding company whose wholly owned subsidiary was The Commercial Bank, a $140 million asset bank located in Douglasville, Georgia. Effective July 31, 1994, the Company acquired all of the common stock of Barrow Bancshares, Inc., a Barrow County bank holding company whose wholly owned subsidiary was the Barrow Bank &
Trust Company, a $54 million asset bank located in Winder, Georgia. On November 22, 1994, the Company signed an agreement and plan of merger with FF Bancorp, Inc., located in New Smyrna Beach, Florida. FF Bancorp, Inc., is the parent company of First Federal Savings Bank of New Smyrna Beach, a $318 million asset thrift headquartered in New Smyrna Beach, Florida, First
Federal Savings Bank of Citrus County, a $214 million asset thrift headquartered in Inverness, Florida, and Key Bank of Florida, a $66 million asset commercial bank located in Tampa, Florida. The acquisition of FF
Bancorp requires the approval of FF Bancorp shareholders and various regulatory authorities. The Company anticipates completing the transaction in the second quarter of 1995.
        The Company's markets are supported by favorable rail and highway systems, an abundance of natural resources, and an adequate labor pool. All of the Company's current markets are within 11\2 hours of metropolitan
Atlanta via five major highway systems, and most markets are within or border the southern end of the Appalachian Mountains, providing access to superior recreational facilities and second/retirement home development. In terms of co vered employment and wages, the Company's market area is well diversified. Strong population and household growth coupled with above average growth in household income bodes well for the region's demand for housing, services, and retail products, all factors leading to above average growth in bankable assets. The region's economic base is diverse with no major boom or bust factors.
        With a 33% share of total deposits, the Company maintains a strong presence in the markets its affiliates serve. Company affiliates maintain a deposit market leadership position in seven of the 16-county markets (and a second or better position in 12 markets), providing the Company with a significant competitive base to profitably grow. It is management's intent to complement above average internal growth with an aggressive acquisition program, concentrating on well-managed banks in growth markets as good as, if not better than, the current franchise. Attractive opportunities outside of North Georgia will be entertained, including out-of-state opportunities in the Carolinas, Tennessee, and Alabama, as well as additional opportunities in Florida.
        Earnings per share have grown from $.83 in 1984 (on an originally reported basis, restated for stock splits) to $1.72 in 1994, a compounded annual growth rate of 6.8%. For the same period, dividends per share have grown at a compounded annual rate of 17.25%. The Company has maintained an above average profitability profile with a past five-year average return on assets of 1.19%. In the early 1990s, Company earnings reflected the national recession and moderate asset quality problems. During that period, management was dedicated to building a stronger foundation on which to move the Company forward, concentrating on enhanced delivery systems, credit processes, internal controls, information technology, and personnel. Management is of the opinion that the Company is beginning to return to an above average growth environment as the economic factors that drive the region's fortunes improve, although it would be unrealistic to anticipate future growth to mirror that of the 1980s.
        A primary capital ratio of 10.30% provides a sufficient base to support future growth. With a core funding to core earning assets ratio of 112.73% and incremental funding to total funding ratio of 25.29%, the Company's liquidity position is sound. In line with the industry, the Company's asset quality ratios have improved over the past year. With a nonperforming loans to total loan ratio of 1.33%, the Company's position is very manageable.
        Since 1985, the Company's stock has been traded on The Nasdaq Stock Market under the trading symbol "FBAC." As of December 31, 1994, institutional ownership was approximately 5.77% of outstanding shares while insiders owned 7.33% of the shares. A majority of the Company's 7,100 shareholders reside in North Georgia.
        The following is a discussion of the Company's financial condition and results of its operations which should be read in conjunction with the Company's consolidated financial statements and related notes appearing elsewhere in this report.
        Where applicable and unless otherwise indicated, all originally reported financial information has been restated for the following acquisitions which were accounted for as poolings-of-interests:
The First National Bank of Paulding County (1992)
Villa Rica Bancorp, Inc. (1993)
The Community Bank of Carrollton (1993)
Barrow Bancshares, Inc. (1994)

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Performance Overview
          Net income for 1994 totaled $28.1 million, compared to $26.7 million for 1993, an increase of 5.6%. Net income per share in 1994 was $1.72 compared to $1.68 reported in 1993, an increase of 2.4%. Weighted-average shares outstanding for 1994 increased to 16,394,974, compared with the 15,842,510 weighted-average shares for 1993.

TABLE 1 - SELECTED FINANCIAL DATA
(dollars in thousands, except per share data)


December 31
                                                   1994              1993               1992             1991           1990
Results of operations:
Interest income                                $163,145          $151,131           $156,473          $173,964      $181,494

Tax equivalent adjustment (a)                     6,411             5,930              4,837             4,760         5,247
Interest income (fully tax equivalent)          169,556           157,061            161,310           178,724       186,741
Interest expense                                 66,132            62,930             74,954            99,467       110,726
Net interest income                             103,424            94,131             86,356            79,257        76,015
Noninterest income                               27,081            31,841             30,224            26,305        22,265
Total revenue                                   130,505           125,972            116,580           105,562        98,280
Provision for loan losses                          (362)            2,985             11,284            10,015        13,955
Noninterest expense                              86,639            81,144             68,944            63,548        53,898
Income before income taxes                       44,228            41,843             36,352            31,999        30,427
Tax equivalent adjustment                         6,411             5,930              4,837             4,760         5,247
Income taxes                                      9,683             9,259              8,108             6,669         5,986
Net income                                     $ 28,134           $26,654           $ 23,407          $ 20,570       $19,194

Per share data:
Net Income                                     $   1.72           $  1.68           $   1.50          $   1.32      $   1.23
Cash dividends declared                        $  .7775           $ .7050           $  .6400          $  .5500      $  .4600
Dividend payout ratio                             45.20%            41.96%             42.67%            41.67%        37.40%
Book value                                     $  13.72           $ 13.60           $  12.35          $  11.42      $  10.59

Year end balances:
Total assets                                 $2,380,548        $2,141,952         $2,028,168        $1,890,422    $1,828,867
Earning assets                                2,176,412         1,960,712          1,873,634         1,733,835     1,681,955
Loans, net of unearned income                 1,424,246         1,306,564          1,250,890         1,208,023     1,147,811
Allowance for loan losses                        20,441            21,539             24,046            20,265        19,396
Deposits and other
    interest-bearing funds                    2,128,631         1,899,785          1,820,831         1,700,304     1,646,088
Shareholders' equity                            226,957           218,059            194,745           177,958       164,743

Average balances:
Total assets                                 $2,272,788        $2,073,606         $1,955,405        $1,833,705    $1,763,945
Earning assets                                2,086,513         1,926,131          1,810,437         1,687,937     1,614,179
Loans, net of unearned income                 1,375,870         1,296,401          1,246,944         1,179,142     1,114,107
Allowance for loan losses                        23,811            23,920             21,989            19,800        14,573
Deposits and other
    interest-bearing funds                    2,023,237         1,860,244          1,757,387         1,646,767     1,590,791
Shareholders' equity                            224,894           197,060            185,096           171,026       159,704

Financial ratios:
Return on average assets                           1.24%             1.29%              1.20%             1.12%         1.09%
Return on average equity                          12.51             13.53              12.65             12.03         12.02
Net interest margin                                4.96              4.89               4.77              4.70          4.71
Overhead ratio                                    66.55             64.80              60.42             60.20         54.84
Primary capital to adjusted assets                10.30             11.07              10.66             10.37          9.96
Average equity to average assets                   9.90              9.50               9.47              9.33          9.05

(a) Calculated assuming a 35% tax rate for 1994 and 1993, and a 34% tax rate for 1992, 1991, and 1990.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Total year end assets increased from $2.1 billion at December 31, 1993, to a record $2.4 billion at December 31, 1994. Average earning assets increased 8.3% during 1994, while average interest-bearing liabilities increased 7.5% for the same period.
         The return on average equity decreased from 13.53% in 1993 to 12.51% in 1994. The return on average assets also decreased from 1.29% in 1993 to 1.24% in 1994, influenced primarily by the $4.8 million decrease in noninterest income, primarily from mortgage origination activity, offset by the negative provision expense in each of the last three quarters of 1994. Other factors contributed to a lesser extent as shown below:

ANALYSIS OF RETURN ON AVERAGE ASSETS
TABLE 2
(dollars in thousands)

                                            Years Ended December 31
                                          Percent of            Percent of
                                             Average               Average
                                 1994         Assets        1993    Assets

Average Assets             $2,272,788                 $2,073,606
Net interest income,
  tax equivalent             $103,424          4.55%  $   94,131     4.54%
Noninterest income             27,081          1.19       31,841     1.54
Total revenue                 130,505          5.74      125,972     6.08
Noninterest expense           (86,639)        (3.81)     (81,144)   (3.91)
Income before
  provision for loan
  losses and income tax        43,866          1.93       44,828     2.17
Provision for loan losses         362           .02       (2,985)    (.14)
Income taxes and tax
  equivalent adjustment       (16,094)         (.71)     (15,189)    (.74)
Net income                    $28,134          1.24%  $   26,654     1.29%

        Net interest income as a percent of average earning assets increased to its highest level since 1985, with a net interest margin of 4.96% for 1994, compared with 4.89% for 1993.
        Growth in net interest income and a reduction in loan loss provision expense, driven by an improvement in asset quality, both contributed to an increase in earnings. Noninterest income was impacted by a significant decrease in mortgage loan activity and related fees. Due to the acquisition of The Commercial Bank, which was recorded under the purchase method of accounting, noninterest expenses have shown a substantial increase over 1993 in absolute dollars, but declined as a percentage of assets, particularly in the area of personnel related expenses. The following sections highlight in greater detail various aspects of the Company's 1994 performance.

Financial Condition
        The Company manages its balance sheet to maximize long-term earnings opportunities while maintaining the integrity of its financial position and quality of earnings. In this regard, management allocates earning assets and total funding into core and incremental considerations. Core earning assets represent commercial and retail loans. Incremental earning assets include mortgage loans held-for-sale, investment portfolio securities, interest-bearing deposits with financial institutions, and federal funds sold, generally lower margin business than core earning assets. Incremental funding includes federal funds purchased, repurchase agreements, treasury tax and loan notes, certificates of deposit greater than $100,000, long-term debt, and all other liabilities considered by management to be potentially volatile. Core funding includes all funds not considered incremental -- basically, funding that is supported by multiple banking relationships. Consequently, core funding sources may be considered more stable and generally carry a lower funding cost. All noninterest-bearing demand deposits are considered core funds.
        The following provides a summary analysis of the changes in the Company's balance sheet for the year ended December 31, 1994, as compared to December 31, 1993:

Management's Discussion and Analysis
of Financial Condition and Results of Operations

ANALYSIS OF BALANCE SHEET CHANGES
TABLE 3
(dollars in thousands)

                                             December 31
                                  1994       1993       Change      Percent
Earning Assets:
Core earning assets:
  Commercial loans            $682,541   $587,336      $95,205        16.2%
  Retail loans                 669,251    602,199       67,052        11.1
  Other core loans              58,935     51,668        7,267        14.1
Total core earning
  assets                     1,410,727  1,241,203      169,524        13.7
Incremental earning assets:
  Mortgage loans
  held-for-sale                 13,519     65,361      (51,842)      (79.3)
  Investment securities        706,999    549,620      157,379        28.6
  Interest-bearing
  deposits in other
  financial institutions        16,259     68,157      (51,898)      (76.1)
  Federal funds sold and
  securities purchased
  under agreements to
  resell                        28,908     36,371      (7,463)       (20.5)
Total incremental
  earning assets               765,685    719,509      46,176          6.4
Total earning assets        $2,176,412 $1,960,712    $215,700         11.0%
Deposits and Funds:
Core funds:
  Demand deposits             $331,521   $285,510     $46,011         16.1%
  Interest-bearing checking    199,645    172,183      27,462         15.9
  Century Service and IMMA     315,859    306,105       9,754          3.2
  Statement savings            115,148     83,412      31,736         38.0

  Certificates less than
    $100,000 and IRAs          628,162    582,827      45,335          7.8
Total core funds             1,590,335  1,430,037     160,298         11.2
Incremental funds:
  Certificates over $100,000   189,431    152,761      36,670         24.0
  Other large deposits         163,498    181,843     (18,345)       (10.1)
  Federal funds purchased       44,485     44,235         250           .6
  Securities sold under
  agreements to repurchase      54,217     19,144      35,073        183.2
  Other short-term borrowings    6,427     13,807      (7,380)       (53.5)
  Long-term debt                80,238     57,958      22,280         38.4
Total incremental funds        538,296    469,748      68,548         14.6
Total funds                 $2,128,631 $1,899,785    $228,846         12.0%

        In 1994, the Company experienced modest balance sheet growth, with year end assets increasing $238.6 million or 11.1% with $136.9 million of the increase attributable to the acquisition of The Commercial Bank. Total funds growth was $228.8 million or 12.0% with $124.3 million of the growth from The Commercial Bank acquisition.

Core Earning Assets
        Period end core earning assets increased $169.5 million or 13.7%, reflecting a stronger demand for commercial and real estate related loans in 1994. Although management anticipates a stronger increase in core lending in 1995, continued growth in core loans is dependent on, at a minimum, stability in the economic environment. The majority of 1995 core loan growth is anticipated to come from the commercial and real estate sectors with a modest rebound in retail lending activity.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following further breaks down the total loan portfolio over the past five years:

ANALYSIS OF CORE AND INCREMENTAL LOANS
TABLE 4
(in thousands)


                                                                                       December 31
                                                        1994              1993             1992            1991            1990
Commercial, financial, and agricultural         $  483,116        $  420,513       $  444,293      $  451,988      $  432,466
Installment and single payment individual          368,113           348,246          290,129         259,346         291,477
Real estate - mortgage                             425,709           393,732          389,107         341,370         326,562
Real estate - construction                         142,097            95,184           66,866          63,337          52,995
Less:  Unearned income                              (8,308)          (16,472)         (17,709)        (16,732)        (17,846)
Total core loans                                 1,410,727         1,241,203        1,172,686       1,099,309       1,085,654
Less:  Allowance for loan losses                   (20,441)          (21,539)         (24,046)        (20,265)        (19,396)
Net core loans                                   1,390,286         1,219,664        1,148,640       1,079,044       1,066,258
Mortgage loans held-for-sale                        13,519            65,361           78,204         108,714          62,157
Net loans                                       $1,403,805        $1,285,025       $1,226,844      $1,187,758      $1,128,415

        Mortgage loans held-for-sale are not considered core loans. They are reflected in incremental earning assets above and are discussed below. The Company maintains no foreign or highly leveraged transaction loans.
        The amount of total loans outstanding for selected categories as of December 31, 1994, based on remaining scheduled repayments of principal, are shown by maturity in the following table. All loans outstanding for the selected categories mature within five years.

LOAN PORTFOLIO MATURITY
TABLE 5
(in thousands)
                                           December 31, 1994
                                             After 1
                                            but with     After
                            Within 1 Year    5 Years   5 Years      Total
Selected loan categories:
Commercial, financial,
  and agricultural               $222,496   $233,595   $27,025   $483,116
Real estate - construction        142,097          -         -    142,097
Total loans                      $364,593   $233,595   $27,025   $625,213
Loans with floating
  or adjustable interes                     $140,343   $ 7,742
Loans with fixed interest rates               93,252    19,283
Total loans                                 $233,595   $27,025


Incremental Earning Assets
        Incremental earning assets grew $46.2 million, or 6.4% in 1994. The increase in incremental earning assets was primarily based on the Company's investment portfolio which increased $157.4 million, with off-setting decreases of $51.9 million in interest-bearing deposits in other financial institutions and $51.8 million in mortgage loans held-for-sale.
        It is the Company's policy not to retain long-term fixed rate residential mortgage loans for its own portfolio, although it may retain adjustable rate or balloon mortgage loans according to specifically identified strategies. Mortgage loans are securitized and sold in the secondary market. The Company's portfolio of mortgage loans held-for-sale is hedged against unfavorable interest rate swings through the use of a combination of options contracts, futures contracts, and forward sales agreements.
        The Company's portfolio of residential mortgages serviced for others at December 31, 1994, totaled $1.4 billion compared to $1.0 billion a year ago. It is anticipated that the servicing portfolio will continue to grow during 1995.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following table presents the carrying value of portfolio securities for the past three years. Although interest-bearing deposits in other financial institutions and federal funds sold are not formally classified as investment securities in the consolidated financial statements, management considers these assets as a part of the total managed pool of incremental earning assets and, consequently, are included in the following table of investments.

CARRYING VALUE OF INVESTMENTS
TABLE 6
(in thousands)
                                                   December 31
                                         1994         1993           1992
Investment securities
  available-for-sale:
  U. S. Treasury                     $ 25,763     $  9,361       $ 10,337
  U. S. Government agencies           179,615       36,233              -
  Mortgage-backed securities:
  Fixed rate                          111,543      122,758         19,242
  Adjustable rate                     225,220      233,085              -
  Corporate bonds                         511          563              -
  State and municipal                   1,062        3,146            445
  Equity securities                     5,718        5,106            129
Total investment securities
  available-for-sale                  549,432      410,252         30,153
Investment securities
  held-to-maturity:
  U. S. Treasury                            -            -         18,013
  U. S. Government agencies                 -            -         52,856
  Mortgage-backed securities:
  Fixed rate                                -            -         49,274
  Adjustable rate                           -          449        235,101
  State and municipal                 157,567      138,919        115,319
Equity securities                           -            -          2,650
Total investment securities
  held-to-maturity                    157,567      139,368        473,213
Federal funds sold and
  securities purchased under
  agreements to resell                 28,908       36,371         52,497
Interest-bearing deposits in other
  financial institutions               16,259       68,157         66,881
Total investment securities          $752,166     $654,148       $622,744

        Federal funds sold, interest-bearing deposits in other financial institutions, and U.S. Treasuries and Government agencies are held primarily for liquidity purposes while mortgage-backed securities are held primarily for income purposes. The mortgage-backed security distribution between adjustable and fixed rate securities is determined by rate sensitivity requirements. The portfolio distribution between treasuries, agencies, mortgage-backed, and state and municipal securities during 1995 is not anticipated to change significantly compared to the December 31, 1994, distribution.
        The December 31, 1994, market value of held-to-maturity investment securities as a percent of book value was 99.0%, down from the 109.1% in 1993. The market value of the portfolio of investment securities held-to-maturity will change as interest rates change and such unrealized gains or losses will not flow through the income statement unless the related securities are called. Net gains on the sales of investment securities during 1994 primarily resulted from management's decision to sell certain Treasury securities for reinvestment in higher yielding alternatives, and mortgage-backed securities trading at unusually high price premiums. The sales of investment securities held-to-maturity during 1994 resulted from the issuers' exercise of early repayment call provisions.
        The following table presents the current distribution of the total portfolio by average maturity/earliest repricing date and average yields (for all obligations on a fully taxable basis assuming a 35% tax rate) at December 31, 1994. Where applicable, the earliest repricing date, rather than maturity, is indicated, as it is the repricing date and not the maturity date that provides the greatest influence to changes in net income. This treatment is primarily applicable to adjustable-rate mortgage-backed securities. Maturity for fixed rate mortgage-backed securities is defined as the average maturity rather than contractual life for purposes of the following presentation. The use of average maturity reflects, more accurately, the cash flow and repricing opportunities.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

AVERAGE MATURITY OR EARLIEST REPRICING DISTRIBUTION OF INVESTMENTS
TABLE 7
(dollars in thousands)

                                                                               December 31, 1994
                                                                   After 1 but           After 5 but
                                           Within 1 Year          within 5 Years       within 10 Years     After 10 Years
                                         Amount      Yield       Amount    Yield       Amount    Yield     Amount    Yield
Investment securities
      available-for-sale:
      U. S. Treasury                   $ 16,447      5.36%     $  8,332    5.94%      $   984    8.24%     $    -       -%
      U. S. Government agencies         114,534      5.59        48,965    6.22        16,116    6.48           -       -
      Mortgage-backed securities:
        Fixed rate                            -         -       105,810    6.80         4,993    7.83         740    7.39
        Adjustable rate                 225,220      6.13             -                     -       -           -
      Corporate bonds                         -         -           511    8.84             -       -           -
      State and municipal                   213      7.37           477    8.08           372    7.80           -       -
      Equity securities                       -         -             -       -             -       -       5,718    6.74
Total investment securities
      available-for-sale                356,414      5.92       164,095    6.59        22,465    6.88       6,458    6.81
State and municipal held-
      to-maturity                        10,332     12.25        48,671   12.29        12,488    9.72      86,076    8.65
Federal funds sold and
      securities purchased
      under agreements to resell         28,908      5.88             -       -             -       -           -       -
Interest-bearing deposits in
      other financial institution        16,259      5.90             -       -             -       -           -       -

Total investment securities            $411,913      6.08%     $212,766    7.90%      $34,953    7.89%    $92,534    8.52%

        The composition and maturity/repricing distribution of the investment portfolio is subject to change depending on rate sensitivity, capital needs, and liquidity needs.

        The following table presents the current distribution of total investment securities and other funds by maturity date and average yields (for all obligations on a fully taxable basis assuming a 35% tax rate) at December 31, 1994:

Management's Discussion and Analysis
of Financial Condition and Results of Operations

EXPECTED MATURITY OF INVESTMENT SECURITIES AND OTHER FUNDS
TABLE 8
(dollars in thousands)

December 31, 1994
                                                                    After 1 but         After 5 but
                                           Within 1 Year          within 5 Years      within 10 Years     After 10 Years
                                         Amount     Yield       Amount     Yield      Amount     Yield   Amount    Yield
Investment securities
      available-for-sale:
      U. S. Treasury                   $ 16,447      5.36%     $  8,332    5.94%     $   984     8.24%   $     -      -%
      U. S. Government agencies         114,534      5.59        48,965    6.22       16,116     6.48          -      -
      Mortgage-backed securities:
      Fixed rate                              -         -         8,682    7.50       20,764     7.04     82,097   7.21
      Adjustable rate                         -         -           108    4.98          152     5.00    224,960   6.13
      Corporate bonds                         -         -           511    8.84            -        -          -      -
      State and municipal                   213      7.37           477    8.08          372     7.80          -      -
      Equity securities                       -         -             -       -            -        -      5,718   6.74
Total investment securities
      available-for-sale                131,194      5.55        67,075    6.32       38,388     6.76    312,775   6.43
State and municipal
      held-to-maturity                   10,332     12.25        48,671   12.29       12,488     9.72     86,076   8.65
Federal funds sold and
      securities purchased
      under agreements to resell         28,908      5.88             -       -            -        -          -      -
Interest-bearing deposits
      in other financial institutions    16,259      5.90             -       -            -        -          -      -
Total investment securities            $186,693      6.00%     $115,746    8.83%     $50,876     7.49%  $398,851   6.91%

Core and Incremental Funding
        The average amount of, and average rate paid on, total core and incremental deposits by category for the last three years is listed below:

AVERAGE CORE AND INCREMENTAL DEPOSITS
TABLE 9
(dollars in thousands)

                                                                            Years Ended December 31
                                                          1994                        1993                         1992
                                                 Amount           Rate        Amount         Rate          Amount       Rate
Noninterest-bearing demand deposits           $  302,167             -     $  259,659           -       $  224,971         -
Savings, NOW, and IMMA deposits                  619,385          2.68%       551,729        2.76%         515,116      3.36%
Time deposits less than $100                     592,060          4.74        588,386        4.75          616,330      5.57
Total core deposits                            1,513,612          2.95      1,399,774        3.08        1,356,417      3.81
Other time deposits                              346,018          4.11        321,063        4.55          311,679      6.38
Total core and incremental deposits           $1,859,630          3.17%    $1,720,837        3.36%      $1,668,096      4.29%

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        All categories of average deposit funding increased by a total of $138.8 million, or 8.1%, in 1994. The largest increase, $67.7 million, can be attributed to increases in savings, NOW, and IMMA, primarily from The Commercial Bank acquisition which accounted for $58.5 million of the change. The increase in average noninterest-bearing demand deposits of $42.5 million can be primarily attributed to escrow deposits retained with the Company's portfolio of mortgage loans serviced for others and The Commercial Bank acquisition.
        Average incremental funding, including funding from sources other than deposits, increased $49.2 million, or 10.7%, due primarily to long-term debt consisting of intermediate term Federal Home Loan Bank advances, which increased $44.8 million, or 54.8%, and wholesale certificates of deposit and certificate of deposits in excess of $100,000, which in total increased $25.0 million, or 7.8%. In the current economic environment, management does not anticipate significantly profitable incremental earning asset investment opportunities and, consequently, does not anticipate material growth in the incremental funding portfolio.
        Management endeavors to maintain a core funding to core earning assets ratio greater than 100%. Additionally, the Company's liquidity policy requires that incremental funding as a percentage of total funding not exceed 40%. Although the December 31, 1994, incremental funds to total funds ratio of 25.29% provides room for expansion of incremental funding, management does not anticipate this ratio increasing materially.
        The December 31, 1994, maturity distribution of incremental funding is as follows:

MATURITY OF INCREMENTAL FUNDING
TABLE 10
(in thousands)
                                                 Less Than      3 Months to      6 Months to       More than
                                                  3 Months        6 Months        12 Months        12 Months          Total
Certificates greater than $10                     $ 43,558        $ 40,666         $44,789         $ 60,418          $189,431
Other large deposits                                45,240          34,807          30,363           53,088           163,498
Federal funds purchased                             44,485               -               -                -            44,485
Securities sold under agreements to repurchase      22,082          28,611           3,524                -            54,217
U. S. Treasury note account                          6,427               -               -                -             6,427
Long-term debt                                         258          20,160             316           59,504            80,238
Total incremental funding                         $162,050        $124,244         $78,992         $173,010          $538,296

        Details of the Company's short-term borrowings for the past three years is shown in Table 11 below:

SHORT-TERM BORROWINGS
Table 11
(dollars in thousands)


                                            Years ended December 31

                                    1994             1993             1992

Balance at end of year           $98,702         $ 63,379          $76,689
Weighted-average interest
 rate at end of year                3.07%            4.88%            3.78%
Maximum month-end balance
 during the year                 $98,702         $153,359          $95,236
Weighted-average daily balance    76,060           95,636           75,613
Average interest rate during
 the year                           3.99%            3.24%            3.82%

Management's Discussion and Analysis
of Financial Condition and Results of Operations

RESULTS OF OPERATIONS
Net Interest Income
        Growth in tax equivalent net interest income is derived through growth in earning assets and the change in the net interest margin. The following table shows the change in net interest income for the past two years due to changes in volumes and rates:

CHANGE IN NET INTEREST INCOME, TAX EQUIVALENT BASIS
TABLE 12
(in thousands)

                                                 1993 to 1994                                     1992 to 1993
                                                 Change Due to                                    Change Due to
                                             Volume           Rate        Total        Volume          Rate     Total
Interest income:
    Interest-bearing deposits in
    other financial institutions           $(1,294)        $   210     $(1,084)        $    66     $   (823)  $  (757)
    Loans, net                               7,036             670       7,706           4,614       (9,944)   (5,330)
    Investment securities, taxable           4,196            (558)      3,638           4,518       (3,511)    1,007
    Investment securities, nontaxable        2,864          (1,234)      1,630           1,925         (235)    1,690
    Federal funds sold and
    securities purchased under
    agreements to resell                       459             146         605            (714)        (145)     (859)
Total interest income                       13,261            (766)     12,495          10,409      (14,658)   (4,249)

Interest expense:
    Savings and IMMA deposits                1,824            (415)      1,409           1,167       (3,255)   (2,088)
    Time deposits                            1,317          (1,622)       (305)         (1,065)     (10,590)  (11,655)
    Federal funds purchased
    and securities sold
    under agreements to
    repurchase                                (703)            638         (65)            691         (483)      208
    Other borrowed funds                     2,108              55       2,163           1,396          115     1,511
Total interest expense                       4,546          (1,344)      3,202           2,189      (14,213)  (12,024)
Net interest income,
    tax equivalent basis                  $  8,715         $   578     $ 9,293         $ 8,220     $   (445)  $ 7,775

        The change in interest, due to both rate and volume, has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the change in each.

        Net interest income on a fully taxable equivalent (FTE) basis for 1994 increased $9.3 million, or 9.9%, primarily volume driven by an average earning asset growth of 8.3% and a seven basis point margin improvement from 4.89% to 4.96%. Despite recent interest rate increases, net interest income was not impacted materially due to the relatively matched position of the Company's balance sheet. For the year, the average rate on earning assets decreased only two basis points from 8.15% in 1993 to 8.13% in 1994. The average rate on interest-bearing liabilities declined by nine basis points as longer-term, higher rate certificates of deposits matured earlier in the year and were renewed at lower rates. This resulted in a seven basis point increase in interest yield spread.
        In comparison, net interest income (FTE) for 1993 increased $7.8 million, or 9.0%, over 1992. Significant changes within net interest income occurred as a result of the declines in interest rates. Interest income declined $4.2 million, which was more than offset by a decline in interest expense of $12.0 million. The result was a 20-basis point increase in interest yield spread and a 12-basis point increase in the margin from 4.77% in 1992 to 4.89% in 1993.
        The margin trend for the past eight quarters has been slowly increasing at a stable pace, confirming the Company's matched rate sensitivity profile.
        Although a slightly higher average interest rate environment is anticipated in 1995 compared to 1994, management anticipates a modest increase in the net interest margin due to the composition of the balance sheet and improving asset quality. The increased margin, combined with moderate earning asset growth may provide the fundamentals for growth in net interest income to exceed that experienced in 1994.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Noninterest Income
        Noninterest income comparisons are as follows:

ANALYSIS OF NONINTEREST INCOME
TABLE 13
(dollars in thousands)

                                                      Increase/(Decrease)               Increase/(Decrease)
                                                1994     Change   Percent         1993     Change   Percent         1992
Service charges on deposit accounts          $10,452    $ 1,887     22.03%     $ 8,565    $ 1,589     22.78%     $ 6,976
Mortgage loan and other related fees           6,193     (5,468)   (46.89)      11,661       (117)     (.99)      11,778
Fees for trust services                        2,345         95      4.22        2,250       (148)    (6.17)       2,398
Credit card                                    1,753        330     23.19        1,423        195     15.88        1,228
Insurance premiums and commissions               965        (89)    (8.44)       1,054       (121)   (10.30)       1,175
Net gains on sales of
    investment securities                        318       (435)   (57.77)         753     (1,717)   (69.51)       2,470
Other noninterest income                       5,055     (1,080)   (17.60)       6,135      1,936     46.11        4,199

Total noninterest income                     $27,081    $(4,760)   (14.95)%    $31,841    $ 1,617      5.35%     $30,224
Noninterest income as a percent of
    average assets                              1.19%                             1.54%                             1.55%

        Noninterest income for 1994 decreased $4.8 million, or 15.0%, primarily the result of a significant decline in mortgage loan fee income of $5.5 million and a decrease in net gains on sales of investment securities of $435,000. The increase in service charges on deposits of $1.9 million was primarily due to The Commercial Bank acquisition which added $1.8 million to this category. The decrease in noninterest income was driven by lower volumes of refinance activity as rates increased sharply in 1994.
        Management anticipates noninterest income to improve in 1995, as initiatives to expand traditional fee-based banking services begin to be realized and servicing revenue increases from the higher level of the portfolio of mortgage loans serviced for others. Management, through its community bank affiliates, continues to analyze new opportunities in traditional banking services it offers to meet the growing needs of banking customers, particularly in those communities developing near the Atlanta suburbs. In addition, in late 1994, affiliate banks began offering a new service in connection with the VISARegistration Mark debit card, as an alternative to basic checking services for customers. As management continues to expand services currently being offered and testing new products to banking customers, additional sources of noninterest income are expected to be realized.

Noninterest Expense
        Noninterest expense comparisons are as follows:

ANALYSIS OF NONINTEREST EXPENSE
TABLE 14
(dollars in thousands)
                                               Increase/(Decrease)                    Increase/(Decrease)
                                           1994    Change  Percent              1993    Change    Percent         1992
Salaries and employee benefits          $43,305    $2,932     7.26%          $40,373   $ 6,509     19.22%      $33,864
Furniture and equipment                   6,124       296     5.08             5,828     1,089     22.98         4,739
Postage, telephone, and stationery        5,052       352     7.49             4,700       318      7.26         4,382
Net occupancy                             4,713       484    11.44             4,229      (139)    (3.20)        4,368
FDIC insurance premiums                   4,124       201     5.12             3,923       231      6.26         3,692
Amortization of mortgage
    loan servicing rights                 2,762      (632)  (18.62)            3,394    (1,551)   (31.37)        4,945
Data processing                           2,659       143     5.68             2,516     1,204     91.77         1,312
Promotional                               2,277       637    38.84             1,640       205     14.29         1,435
Directors' fees                           1,379       301    27.92             1,078       350     48.08           728
Travel and entertainment                  1,204       192    18.97             1,012       (57)    (5.33)        1,069
Legal fees                                1,143       (82)   (6.69)            1,225       452     58.47           773
Other real estate                           820      (573)  (41.13)            1,393       309     28.51         1,084
Amortization of goodwill                    803       122    17.91               681         -         -           681
Other noninterest expense                10,274     1,122    12.26             9,152     3,280     55.88         5,872
Total noninterest expense               $86,639    $5,495     6.77%          $81,144   $12,200     17.70%      $68,944
Noninterest expense as a percent of
    average assets                         3.81%                                3.91%                             3.53%
Overhead ratio                            66.55%                               64.80%                            60.42%

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        Noninterest expense for 1994 increased $5.5 million, or 6.8%. The single largest increase was due to personnel expenses increasing $2.9 million, which includes the impact of The Commercial Bank's $2.4 million in personnel expenses for 1994. Excluding the increase due to The Commercial
Bank acquisition, personnel expenses increased only 1.3% in 1994 from 1993 levels. Other categories influencing the increase in noninterest expense include promotional expenses and directors' fees, again the result of recent acquisitions. Expenses associated with other real estate owned decreased 41.1%, the result of continuing improvement in resolving and working out nonperforming assets.
        FDIC insurance premiums continue to be a significant expense at $4.1 million in 1994, up 5.1% over the $3.9 million paid in 1993, and up 11.7%
over premiums paid in 1992. A majority, or $180,000, of the increase in 1994 FDIC premiums is the result of the inclusion of The Commercial Bank.
        Noninterest expense for 1993 increased $12.2 million over 1992. Material contributing factors included: salaries and benefits, furniture and equipment, and data processing expenses.
        The Company's primary measure of operating efficiency is the overhead ratio, calculated by dividing noninterest expenses by total net revenue (FTE) less securities transactions. The current overhead ratio of 66.6% was up from the 64.8% in 1993, and 60.4% in 1992. Given the impact of the Company's mortgage banking operations, the overhead ratio is a much better indicator of expense control and management than absolute noninterest expense comparisons and the ratio of noninterest expenses to average assets. The recent increases in the overhead ratio can be attributed primarily to the significant decrease in mortgage related noninterest income and the impact of The Commercial Bank in 1994 to total noninterest expenses. Management continues to analyze nonint erest expenses and to evaluate opportunities for cost reductions, in an effort to lower the overhead ratio.
        Noninterest expense growth in 1995 should moderate from that experienced in 1994 although expense pressures in employee salaries and benefits will continue. Management anticipates the overhead ratio to decline in 1995 as overhead management initiatives are implemented and net revenues increase.

Income Taxes
        As reported in the Company's consolidated statements of income, the Company's income before income taxes for financial statement purposes increased to $37.8 million in 1994, up from $35.9 million in 1993, an increase of $1.9 million, or 5.3%. The effective tax rate for the Company decreased slightly to 25.6% in 1994, from 25.8% in 1993, due to higher tax-exempt interest income in 1994. See Note 9 to the Company's consolidated financial statements for an analysis of income taxes.

Asset Quality
        The Company monitors and manages asset quality according to various risk elements, summarized below:

RISK ELEMENTS
TABLE 15
(dollars in thousands)

                                                                                December 31
                                                         1994         1993         1992       1991       1990
Nonperforming loans:
Nonaccrual loans                                      $18,936      $20,509      $23,432    $29,185    $15,634
Renegotiated loans                                         45          364        2,645        217        194
Total nonperforming loans                              18,981       20,873       26,077     29,402     15,828
Other real estate                                       9,813        9,532       11,663      9,786      5,799
Total nonperforming assets                            $28,794      $30,405      $37,740    $39,188    $21,627
Loans past due 90 days or more                        $   214      $   252      $   650    $ 1,281    $ 2,943
Nonperforming loans as a percentage of loans, net
    of unearned income (including mortgage
    loans held-for-sale)                                 1.33%        1.60%        2.08%      2.43%      1.38%
Nonperforming assets as a percentage of loans,
    net of unearned income, plus other real estate
    (including mortgage loans held-for-sale)             2.01         2.31         2.99       3.22       1.87
Allowance for loan losses as a percentage of
    nonperforming loans                                107.69       103.19        92.21      68.92     122.54
Allowance for loan losses as a percentage of
    nonperforming assets and loans past
    due 90 days or more                                 70.47        70.26        62.64      50.08      78.94

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The Company experienced a decrease in nonperforming loans and assets during 1994, as the Company's program of problem asset remediation resulted in significant improvements. The $1.9 million decline in nonperforming loans was accomplished despite the addition of $5.4 million in nonperforming loans from The Commercial Bank acquisition. Similarly, the $1.6 million decrease in nonperforming assets was achieved after the $9.7 million increase from The Commercial Bank acquisition. The nonperforming assets to loans plus OREO ratio declined from 2.31% in 1993 to 2.01% in 1994 and allowance for loan losses to nonperforming loans increased from 103.19% in 1993 to 107.69% in 1994 due to the decline in nonperforming loans. The level of nonperforming loans and assets in 1995 will be largely dependent on the continuing economic recovery in the markets the Company serves. Management anticipates a continuation of a slowly improving economy and, due to continued problem asset remediation, continued improvement in nonperforming loans, assets, and applicable asset quality ratios.
        Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued either when reasonable doubt exists as to the full and timely collection of interest or principal, or when a loan becomes contractually past due by 90 days or more with respect to interest or principal without a definitive plan for repayment. When a loan is placed on nonaccrual status, all interest previously accrued during the year, but not collected, is reversed against current period interest income. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable.
        Interest income on nonaccrual loans in 1994 which would have been reported on an accrual basis amounted to approximately $1.829 million. Interest income of approximately $21 thousand was recognized in 1994 on loans which are currently on a nonaccrual basis. Management is not aware of any potential loans, other than those classified as nonperforming, which could have a material impact of asset quality.
        The Company's allocation of the allowance for loan losses is as follows:

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
TABLE 16
(dollars in thousands)

December 31
                                                     1994          1993       1992        1991       1990
Commercial, financial, and agricultural           $11,403       $12,605    $14,428     $11,754    $ 9,310
Real estate                                         6,802         8,210      8,176       5,269      6,013
Installment and single payment individual           2,236           724      1,442       3,242      4,073
Total allowance for loan losses                   $20,441       $21,539    $24,046     $20,265    $19,396
Loans outstanding by category as a percentage
    of total loans:
Commercial, financial, and agricultural                34%           32%        35%         37%        37%
Real estate                                            41            41         42          42         38
Installment and single payment individual              25            27         23          21         25
Total loans                                           100%          100%       100%        100%       100%

        The allocation is based on (1) an evaluation of existing nonperforming loans and other loans subject to internal classification, (2) previous gross charge-off experience in each of the respective categories, and (3) management's evaluation of future economic conditions and the impact of such conditions on each respective loan category. Credit reviews of the loan portfolio designed to identify potential charges to the allowance for loan losses, as well as to determine the adequacy of the allowance, are made on a continuous basis during the year under the Company's approved allowance for loan losses methodology plan. These reviews of the loan portfolio are conducted at the subsidiary banks and are designed to identify potential problem loans, and potential charges to the allowance for loan losses and to determine the adequacy of the allowance. Past performance, financial strength of the borrower, collateral values, portfolio growth, industry concentrations, portfolio maturity and composition, off-balance-sheet credit risk, historical trends in delinquencies, nonaccruals, and national, regional and industry economic conditions are considered in the evaluation.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        Management is of the opinion that the current allowance is sufficient to cover anticipated loan losses given the economic environment envisioned in 1995. Beginning in 1991, the Company's management took steps to create a more uniform credit process in its affiliate banks, with emphasis on policies, procedures, loan reviews, a refined allowance for loan losses methodology, and other reporting systems designed to more effectively monitor and measure the Company's credit risk. Organizationally, credit review specialists report directly to the Company's Credit Policy Officer ("CPO") who is responsible for (1) establishing loan quality goals and tracking monthly performance to such goals, (2) insuring the consistent application and accuracy of loan grades throughout the system, (3) active management of the loan review process, and (4) adequacy of the allowance for loan losses. The CPO reports directly to the Company's CEO. All overlines and participations must first carry the approval of the CPO and credits in excess of $1 million or "house limits" are closely evaluated by credit administration. All affiliates operate under a standardized credit policy, reflecting some latitude in loan approval limits and other factors depending on an affiliate's risk profile and market dynamics.

        The following summarizes net charge-off and allowance for loan losses activity for the past five years:

ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
TABLE 17
(dollars in thousands)

Years Ended December 31
                                                          1994           1993          1992           1991          1990
Average total loans, net of unearned income         $1,375,870     $1,296,401    $1,246,944     $1,179,142    $1,114,107
Allowance for loan losses, beginning of year        $   21,539     $   24,046    $   20,265     $   19,396    $   13,258
Charge-offs:
Commercial, financial and agricultural                   3,051          1,259         6,674          4,180         4,090
Installment and single payment individual                2,805          2,940         3,037          4,570         3,699
Real estate - mortgage                                   1,571          3,204         1,012          1,973         1,278
Total charge-offs                                        7,427          7,403        10,723         10,723         9,067

Recoveries on loans charged-off:
Commercial, financial and agricultural                     843            409           754            663           226
Installment and single payment individual                1,463          1,042           816            756           725
Real estate - mortgage                                     345            460           131            158           299
Total recoveries                                         2,651          1,911         1,701          1,577         1,250
Net charge-offs                                          4,776          5,492         9,022          9,146         7,817
Provision for loan losses                                 (362)         2,985        11,284         10,015        13,955
Allowance of subsidiary bank acquired                    4,040              -         1,519              -             -
Allowance for loan losses, end of year              $   20,441       $ 21,539    $   24,046     $   20,265    $   19,396
Allowance for loan losses as a percentage
    of loans, net of unearned income:
Including mortgage loans held-for-sale                    1.44%          1.65%         1.92%          1.68%         1.69%
Excluding mortgage loans held-for-sale                    1.45           1.74          2.05           1.84          1.79
Net loans charged off as a percentage
    of average loans, net of unearned income:
Including mortgage loans held-for-sale                     .35            .42           .72            .78           .70
Excluding mortgage loans held-for-sale                     .35            .46           .80            .84           .72

        Included in the 1994 charge-offs are approximately $2.3 million of charge-offs related to The Commercial Bank's loan portfolio, which had been provided for by The Commercial Bank's allowance for loan losses in 1993.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

        The following details the Company's loan and asset quality concentrations by collateral type as of December 31, 1994:

LOAN AND ASSET QUALITY CONCENTRATIONS
TABLE 18
(dollars in thousands)

                                              Percent                             Other Real       Loans 90 Days
Collateral Type             Outstandings     of Loans    Nonaccrual  Renegotiated     Estate    or more Past Due
Commercial mortgages:
    Retail business           $   57,855         4.06%       $1,799           $ -     $  613               $  -
    Broiler operations            33,650         2.36           708             -          -                  -
    Egg operations                19,119         1.34           149             -        185                  -
    Farmland                      21,772         1.53            83             -          -                  -
    Multi-family residential      20,820         1.46           446             -      1,220                  -
    Office buildings              36,040         2.53           262             -      1,411                  -
    Manufacturing/industrial      23,510         1.65           104             -        423                  -
    Hotel/motel                   24,920         1.75         1,190             -          -                  -
    Recreational properties       12,383          .87         1,328             -         94                  -
    Shopping centers              17,575         1.23           319             -        751                  -
    Other commercial             107,504         7.55         1,613             -      1,809                  -
    Other                         26,326         1.86           186             -      1,018                  -
                                 401,474        28.19         8,187             -      7,524                  -
Acquisition and land
    development:
    Residential                   37,409         2.63            30             -        458                  -
    Commercial                     4,941          .35             -             -        203                  -
Construction                      99,747         7.00           184             -         59                  -
                                 142,097         9.98           214             -        720                  -
Residential mortgages:
    Real estate dwelling         238,674        16.76         6,328            45        807                 90
    Mortgage loans held-for-sale  13,519          .95             -             -          -                  -
    Residential lots              46,583         3.27           412             -        667                  -
    Mobile homes                  33,632         2.36           726             -         95                 33
    Rental                        34,958         2.45           515             -          -                  -
    Interval ownership             5,569          .39             -             -          -                  -
    Mortgage loan investments     35,366         2.48           568             -          -                  -
    Home equity                   29,802         2.09             -             -          -                  -
    Other                          1,125          .09             -             -          -                  -
                                 439,228        30.84         8,549            45      1,569                123
Commercial products:
    Assignment A/R and contracts  26,346         1.85             -             -          -                  -
    Inventory                      8,931          .63           150             -          -                  -
    Assignment of notes            8,091          .57           246             -          -                  -
    Automobiles - heavy trucks     4,482          .31           146             -          -                  -
    Floor plans                    1,868          .13             -             -          -                  -
    Other                         23,616         1.66           442             -          -                  -
                                  73,334         5.15           984             -          -                  -
Consumer goods:
    Automobiles                  225,275        15.82           715             -          -                 43
    Unsecured                     38,045         2.67           133             -          -                 23
    Savings and certificates      32,191         2.26            20             -          -                  -
    Credit cards                  21,786         1.53             -             -          -                 19
    Mobile homes without
      real estate                  7,103          .50            62             -          -                  -
    Unsecured consumer lines
      of credit                    3,874          .27            11             -          -                  6
    Co-maker/guarantor             6,318          .44             9             -          -                  -
    Other                         33,521         2.35            52             -          -                  -
                                 368,113        25.84         1,002             -          -                  91
Total concentrations          $1,424,246       100.00%      $18,936           $45     $9,813                $214

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Capital Resources and Adequacy
        Leverage and risk-based capital positions as of December 31, 1994 and 1993, were as follows:

ANALYSIS OF CAPITAL ADEQUACY
TABLE 19
(dollars in thousands)

                                                                                 Regulatory         Internal
                                                              1994        1993   Guidelines        Standards
Risk-based capital ratios:
Tier 1 capital to risk-adjusted assets                       13.78%      15.12%     4.00%        9.00% (minimum)
Tier 2 capital to risk-adjusted assets                        1.25        1.25      4.00         2.00  (maximum)
Total capital to risk-adjusted assets                        15.03%      16.37%     8.00%        9.00% (minimum)

Leverage ratios:
Capital to assets                                             9.53%      10.18%     6.00%        6.50% (minimum)
Primary capital to adjusted assets (a)                       10.30       11.07      5.50         8.00  (minimum)
Primary tangible capital to adjusted assets (b)               9.96       10.77         -         6.00  (minimum)

Tier 1 capital                                          $  217,733  $  210,758
Tier 2 capital                                              19,746      17,428
Total capital                                           $  237,479  $  228,186
Risk-adjusted assets                                    $1,579,667  $1,394,270

(a) Shareholders' equity plus the allowance for loan losses divided by total assets plus the allowance for loan losses.
(b) Primary tangible capital equals primary capital less goodwill.

        The Company's current leverage capital positions are well in excess of minimum internal and regulatory guidelines and management anticipates this to remain the case for the foreseeable future. The Company's existing risk-adjusted capital position is also well in excess of regulatory standards. Consequently, management does not anticipate any change in asset allocation strategies to complement risk-adjusted capital requirements.
        In January 1995, the Federal Financial Institutions Examination Council issued a ruling that unrealized gains or losses on investment securities available-for-sale, which are included as a component of shareholders' equity in accordance with Statement of Financial Accounting Standards No. 115, should not be included as a component of Tier I capital when determining compliance with regulatory capital requirements, effective March 31, 1995. If the unrealized losses on investment securities available-for-sale at December 31, 1994, were excluded from Tier I capital, the Tier I capital to risk-adjusted assets ratio would have been 14.59% and the total capital to risk-adjusted assets ratio would have been 15.84%.
        The Company has met all of its capital requirements through retained earnings while steadily increasing regulatory and internally defined capital ratio objectives. The following summarizes the Company's internal capital generation and the factors that influence it:

INTERNAL CAPITAL GENERATION RATE
TABLE 20

                                               Years Ended December 31
                                                 1994    1993    1992
Return on average assets                         1.24%   1.29%   1.20%
              divided by
Average equity as a % of average assets          9.91    9.53    9.49
              equals
Return on average equity                        12.51   13.53   12.65
              times
Earnings retained                               54.69   58.10   57.24
              equals
Internal capital growth                          6.84    7.86    7.24

        Future dividend growth rate is likely to closely approximate the growth in earnings per share. Other than common stock issued in connection with future acquisitions, management anticipates that the internal capital generation rate will be sufficient to support balance sheet growth for the foreseeable period. The Company has plans for the investment of approximately $5 million in facilities, equipment, and systems in 1995.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Liquidity
        The Company manages its liquidity position to assure sufficient cash to service net new loan demand and potential deposit and funds withdrawals. In this regard, the composition and maturity structure of earning assets and funding is evaluated by the asset liability management committee as is the availability of off-balance-sheet funding sources and the potential for liquidation of selected earning assets without a significant short or longer term negative impact to profitability. Although numerous standards are applied, the Company measures and manages its liquidity profile based on core funding and incremental funding objectives.
        It is the Company's objective for core liabilities to equal at least 100% of core earning assets and incremental funds not to exceed 40% of total funding. These objectives may be changed depending on management's evaluation of the maturity distribution of funding and earning assets and the nature of those assets and funding. The Company's liquidity positions as of December 31, 1994 and 1993, was as follows:

LIQUIDITY ANALYSIS
TABLE 21

                                               December 31
                                              1994      1993
Core funding/core earning assets            112.73%   115.21%
Incremental funding/total funding            25.29     24.73

        Management anticipates moderate improvements in the core funding ratio in 1995, and knows of no demands or commitments that will result in or that are likely to result in the Company's liquidity profile increasing or decreasing in any material way.

Interest Rate Sensitivity Management
        Interest rate sensitivity is defined as the exposure to variability in net interest income resulting from changes in market-based interest rates. It is the Company's philosophy to protect net interest income against unexpected changes in interest rates through a controlled assumption of interest rate risk for profit. This potential variability is closely monitored by the Company's asset liability modeling and management of the Company's traditional and beta adjusted gap positions. Since all interest rate s and yields do not adjust in the same degree, the traditional and beta adjusted gap analysis is only a general indicator of rate sensitivity and net interest income volatility. Consequently, the Company relies heavily on simulation analysis and modeling of the Company's balance sheet in varying interest rate environments to gauge net income volatility and develop appropriate balance sheet strategies to assure attainment of the Company's objectives.

        The Company's interest rate sensitivity at December 31, 1994, is as follows:

INTEREST RATE SENSITIVITY
TABLE 22
(dollars in thousands)

                               3 Month       6 Month       12 Month
Standard gap position:
Rate sensitive assets        $ 736,300     $  947,071     $1,224,299
Rate sensitive liabilities     916,930      1,144,090      1,359,107
Dollar gap                   $(180,630)    $ (197,019)    $ (134,808)
Gap ratio                          .80            .83            .90
Beta-adjusted gap position:
Rate sensitive assets        $ 723,065     $  926,841     $1,196,499
Rate sensitive liabilities     747,285        990,142      1,215,648
Dollar gap                   $ (24,220)    $  (63,301)    $  (19,149)
Gap ratio                          .97            .94            .98
Company minimum standards  .65 to 1.20    .65 to 1.20    .90 to 1.10

        Management is of the opinion that the current rate sensitivity profile meets the Company's objectives. No material changes in the interest rate sensitivity profile are anticipated in 1995.

Fourth Quarter Results
        For the fourth quarter of 1994, the Company recorded net income of $7.2 million, or $.43 per share, compared with fourth quarter net income of $7.9 million, or $.50 per share, in 1993.
        Net interest income (FTE) totaled $26.9 million in the fourth quarter of 1994, up from the $23.9 in 1993. Noninterest income was $5.9 million in 1994, down 39.2% from the fourth quarter 1993, primarily the result of a $2.5 million decrease in mortgage loan related revenues. Non-interest expenses for the fourth quarter increased to $22.2 million in 1994, up 3.1% from the fourth quarter 1993, almost entirely the result of The Commercial Bank acquisition in 1994. Highlights of the Company's results on a quarter-by-quart er basis can be seen in Note 18 - Consolidated Quarterly Financial
Information - Unaudited.

Recent Accounting Pronouncements
        In May 1993, the Financial Accounting Standards Board ("FASB") issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan." Statement No. 114 requires impaired loans to be measured on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, beginning in 1995. In October 1994, the FASB issued Statement No. 118, "Accounting for Creditors for Impairment of a Loan - Income Recognition and Disclosures" which amends Statement No. 114 to require information about the recorded investment in certain impaired loans and eliminates its provisions regarding

Management's Discussion and Analysis
of Financial Condition and Results of Operations

how a creditor should report income on an impaired loan. Statement
No. 118 allows creditors to use existing methods for recognizing income on impaired loans, including methods required by certain industry regulators. The Company adopted Statement No. 114 and Statement No. 118 on January 1, 1995, and the impact to the consolidated financial statements was not material.

Inflation
        Inflation has an important impact on the growth of total assets in the banking industry and may cause a need to increase equity capital at higher than normal rates in order to maintain an appropriate equity to assets ratio. The Company has been able to maintain a high level of equity, as previously mentioned, through retention of an appropriate percentage of its earnings and copes with the effects of inflation by managing its interest rate sensitivity gap position through its asset/liability management program and by periodically adjusting its pricing of services and banking products to take into consideration current costs.

Business and Product Information
        During the past three years, the consolidated income of the Company and its subsidiaries has been provided through core banking services, mortgage banking, and trust activities, as follows:

BUSINESS AND PRODUCT INFORMATION
TABLE 23
(in thousands)

                                                     Years Ended December 31
                                                   1994        1993      1992
Net interest income-fully taxable equivalent:
    Core banking                               $101,034    $ 89,479   $82,334
    Mortgage banking and servicing                2,390       4,652     4,022
    Trust services                                    -           -         -
    Total                                       103,424      94,131    86,356
Noninterest income:
    Core banking                                 16,992      15,330    15,081
    Mortgage banking and servicing                7,744      14,261    12,745
    Trust services                                2,345       2,250     2,398
    Total                                        27,081      31,841    30,224
Noninterest expense:
    Core banking                                 72,966      66,174    56,649
    Mortgage banking and servicing               11,349      12,784    10,502
    Trust services                                2,324       2,186     1,793
    Total                                        86,639      81,144    68,944
Net income (loss):
    Core banking                                 28,829      22,539    18,791
    Mortgage banking and servicing                 (779)      3,984     4,134
    Trust services                                   84         131       482
    Total                                       $28,134     $26,654   $23,407

Market, Stock Price, and Dividend Information
        The following table sets forth the high and low market quotations in The Nasdaq Stock Market, where the Company's common stock is traded, for the years 1994, 1993, and 1992. The quotations are based upon prices quoted electronically and represent quotations between dealers, not actual transactions, and do not include retail mark-ups, mark-downs, or commissions. As of December 31, 1994, there were approximately 7,100 holders of the Company's common stock.

STOCK PRICE INFORMATION
TABLE 24
                          1994               1993                 1992
                     High      Low       High      Low        High      Low
First Quarter      $22 1\4   $20 1\4   $21 1\2   $17 1\2    $16 1\3   $15 1\2
Second Quarter      21 1\2    19 3\4    22 1\4    20         16 1\6    15 1\3
Third Quarter       22 1\4    20        22 1\2    19 3\4     18 1\3    15 1\2
Fourth Quarter      20 3\4    16 5\8    21 1\4    19 1\2     19        16 5\6

Management's Discussion and Analysis
of Financial Condition and Results of Operations

PER SHARE DIVIDENDS AND NET INCOME
TABLE 25

                       1994                   1993                 1992
                Dividends    Income    Dividends   Income   Dividends  Income
First Quarter      $.1900      $.40       $.1725     $.39      $.1500    $.33
Second Quarter      .1925       .44        .1750      .36       .1600     .41
Third Quarter       .1950       .44        .1775      .43       .1600     .39
Fourth Quarter      .2000       .43        .1800      .50       .1700     .37

Due to rounding, per share amounts may not total year-to-date amounts reported on the Consolidated Statements of Income.

SELECTED STATISTICAL INFORMATION

       Condensed average daily balance sheets for the years indicated are presented below:

AVERAGE BALANCES, INTEREST, AND RATES
(dollars in thousands)

                                                                          Years Ended December 31
                                                1994                           1993                             1992
                                   Average                           Average                       Average
                                   Balance     Interest   Rate       Balance  Interest    Rate     Balance      Interest    Rate
Assets
Interest-earning assets:
Interest-bearing deposits in
  other financial institutions    $   38,204   $  1,666    4.36%   $   68,240  $  2,750   4.03%   $   66,958     $  3,507   5.24%
Net loans                          1,375,870    121,878    8.86     1,296,401   114,172   8.81     1,246,944      119,502   9.58
Investment securities, taxable       489,712     28,200    5.76       417,032    24,562   5.89       344,891       23,555   6.83
Investment securities,
    nontaxable                       149,080     16,585   11.12       123,931    14,955  12.07       108,006       13,265  12.28
Federal funds sold and
    securities purchased
    under agreements to resell        33,647      1,227    3.65        20,527       622   3.03        43,638        1,481   3.39
Total earning assets               2,086,513    169,556    8.13     1,926,131   157,061   8.15     1,810,437      161,310   8.91
Cash and due from banks               70,152                           61,865                         57,007
Premises and equipment, net           54,679                           48,428                         41,659
Other assets                          85,255                           61,102                         68,291
Less allowance for loan losses       (23,811)                         (23,920)                       (21,989)
Total assets                      $2,272,788                       $2,073,606                      $1,955,405

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Savings and IMMA accounts         $  619,385     16,613    2.68    $  551,729    15,204   2.76     $  515,116      17,292    3.36
Time deposits                        938,078     42,270    4.51       909,449    42,575   4.68        928,009      54,230    5.84
Federal funds purchased
    and securities sold under
    agreements to repurchase          76,060      3,031    3.99        95,636     3,096    3.24        75,613       2,888    3.82
    Other borrowed funds              87,547      4,218    4.82        43,771     2,055    4.69        13,678         544    3.98
Total interest-
    bearing liabilities            1,721,070     66,132    3.84     1,600,585    62,930    3.93     1,532,416      74,954    4.89
Noninterest-bearing
    demand deposits                  302,167                          259,659                         224,971
Other liabilities                     24,657                           16,302                          12,922
Total liabilities                  2,047,894                        1,876,546                       1,770,309
Total shareholders' equity           224,894                          197,060                         185,096
Total liabilities and
    shareholders' equity          $2,272,788                       $2,073,606                      $1,955,405
Net interest income                            $103,424                         $94,131                           $86,356
Interest spread                                           4.29%                             4.22%                            4.02%
Net interest margin                                       4.96%                             4.89%                            4.77%

Loans are presented net of unearned income and include nonaccrual loans. Interest income and rates include the effects of taxable equivalent adjustments, using a 1994 and 1993 tax rate of 35 percent, and a 1992 tax rate of 34 percent, in adjusting tax-exempt interest on non-taxable loans and investment securities, to a fully taxable basis.

Independent Auditors' Report


[LOGO-- KPMG Peat Marwick LLP]

                       303 Peachtree Street, N.E.
                       Suite 2000
                       Atlanta, GA 30308

The Board of Directors and Shareholders
First National Bancorp
Gainesville, Georgia:


        We have audited the accompanying consolidated balance sheets of First National Bancorp and subsidiaries as of December 31, 1994 and 1993 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overal l financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Bancorp and subsidiaries as of December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.

        As discussed in Notes 1 and 4, the Company changed its method of accounting for investments to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," at December 31, 1993. As discussed in Notes 1 and 9, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of SFAS the No. 109, "Accounting for Income Taxes." As discussed in Notes 1 and 10, the Company also adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," in 1993.







/s/KPMG Peat Marwick LLP
January 27, 1995

CONSOLIDATED  BALANCE SHEETS
(dollars in thousands, except per share data)


                                                        At December 31
                                                   1994                1993
ASSETS
Cash and due from banks (Note 3)              $  84,260           $  86,599
Federal funds sold and securities
 purchased under
 agreements to resell                            28,908              36,371
Cash and cash equivalents                       113,168             122,970
Interest-bearing deposits in other
 financial institutions                          16,259              68,157
Investment securities available-for-sale
 (Note 4)                                       549,432             410,252
Investment securities held-to-maturity
 (market value $156,044 and $144,827,
 respectively (Note 4)                          157,567             139,368
Loans (Note 5 and 8)                          1,432,554           1,323,036
Less:   Unearned income                          (8,308)            (16,472)
        Allowance for loan losses               (20,441)            (21,539)
Net loans                                     1,403,805           1,285,025
Premises and equipment, net (Note 6 and 8)       57,004              49,630
Other assets (Note 9)                            83,313              66,550
Total assets                                 $2,380,548          $2,141,952

LIABILITIES
Deposits:
   Noninterest-bearing                       $  331,521          $  285,510
   Interest-bearing, including
      certificates of deposit of
      $100 or more of $189,431 and
      $152,761, respectively                  1,611,743           1,479,131
Total deposits                                1,943,264           1,764,641
Federal funds purchased and securities sold
   under agreements to repurchase (Note 7)       98,702              63,379
Other short-term borrowings (Note 7)              6,427              13,807
Long-term debt (Note 8)                          80,238              57,958
Other liabilities (Note 10)                      24,960              24,108
Total liabilities                             2,153,591           1,923,893

SHAREHOLDERS' EQUITY (Note 15)
Common stock, par value $1 per share
  authorized 30,000,000 shares; issued
  and outstanding 16,540,495 and
  16,034,183 shares, respectively (Note 11)      16,540              16,034
Additional paid-in capital                       67,606              58,762
Retained earnings (Note 14)                     155,541             139,996
Net unrealized holding (losses) gains
  on securities available-for-sale              (12,730)              3,267
Total shareholders' equity                      226,957             218,059
Commitments and contingent liabilities
  (Notes 12 and 13)
Total liabilities and shareholders' equity   $2,380,548          $2,141,952

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

                                                  Years Ended December 31
                                              1994          1993          1992
Interest Income
   Loans (including fees)              $   121,878    $  114,172   $   119,502
   Interest-bearing deposits in other
        financial institutions               1,666         2,750         3,507
        Investment securities:
        Tax-exempt                          10,174         9,025         8,428
        Taxable                             28,200        24,562        23,555
   Federal funds sold and securities
        purchased under agreements
        to resell                            1,227           622         1,481
Total interest income                      163,145       151,131       156,473

Interest Expense
   Deposits, including interest
        expense on certificates
        of deposit of $100 or more
        of $6,844, $7,817,
        and $13,846 in 1994, 1993,
        and 1992, respectively              58,883       57,779         71,522
   Federal funds purchased and securities
        sold under agreements to repurchase  3,031        3,096          2,888
   Other short-term borrowings                 221          209            279
   Long-term debt                            3,997        1,846            265
Total interest expense                      66,132       62,930         74,954
Net Interest Income                         97,013       88,201         81,519
Provision for loan losses  (Note 5)           (362)       2,985         11,284
Net interest income after provision
   for loan losses                          97,375       85,216         70,235
Noninterest Income
   Fees for trust services                   2,345        2,250          2,398
   Service charges on deposit accounts      10,452        8,565          6,976
   Net gains on sale of investment
      securities (Note 4)                      318          753          2,470
   Other noninterest income (Note 17)       13,966       20,273         18,380
Total noninterest income                    27,081       31,841         30,224
Noninterest Expense
   Salaries and employee benefits
     (Note 10)                              43,305       40,373         33,864
   Net occupancy                             4,713        4,229          4,368
   Furniture and equipment                   6,124        5,828          4,739
   Other noninterest expense (Note 17)      32,497       30,714         25,973
Total noninterest expense                   86,639       81,144         68,944
Income Before Income Taxes and
   Cumulative Effect of Accounting Change   37,817       35,913         31,515
Income tax expense (Note 9)                  9,683        9,419          8,108
Income before cumulative effect
   of accounting change                     28,134       26,494         23,407
Cumulative effect at January 1, 1993
   of change in accounting for
   income taxes (Note 9)                         -          160              -
Net Income                             $    28,134  $    26,654    $    23,407
Net Income Per Share:
Weighted-average shares outstanding 16,394,974 15,842,510 15,637,160 Income before cumulative effect of
    accounting change                  $      1.72  $      1.67    $      1.50
Cumulative effect of accounting change           -          .01              -
Net income per share                   $      1.72  $      1.68    $      1.50

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(dollars in thousands, except per share data)

                                                                                           Net
                                                                                         Unrealized
                                                                                           Holding
                                                                                        Gains (Losses)
                                                                                        On Investment
                                                                   Additional             Securities
                                                  Common Stock       Paid-In    Retained  Available-
                                                Shares    Amount     Capital    Earnings    For-Sale        Total

Balance at December 31, 1991                15,584,951   $15,585     $52,225    $110,148    $      -     $177,958

Net income                                           -         -           -      23,407           -       23,407
Cash dividends declared - $.64 per share             -         -           -      (9,327)          -       (9,327)
Cash dividends of pooled subsidiaries
    prior to acquisition                             -         -           -        (126)          -         (126)
Proceeds from the exercise of stock
    options by pooled subsidiary                 2,405         2          19           -           -           21
Issuance of common shares for
    bank acquisition                            97,525        98       1,471           -           -        1,569
Stock options exercised                         86,850        87       1,177           -           -        1,264
Cash in lieu of fractional shares in
    acquisition and stock split                   (537)       (1)        (20)          -           -          (21)
Balance at December 31, 1992                15,771,194    15,771      54,872     124,102           -      194,745

Net income                                           -         -           -      26,654           -       26,654
Cash dividends declared - $.705 per share            -         -           -     (10,640)          -      (10,640)
Cash dividends of pooled subsidiary prior
    to acquisition                                   -         -           -        (120)          -         (120)
Proceeds from the exercise of stock
    options by pooled subsidiary                22,973        23         216           -           -          239
Issuance of additional common shares
    for previous bank acquisition               63,676        64         954           -           -        1,018
Stock options exercised                        129,333       129       1,813           -           -        1,942
Issuance of common stock for dividend
    reinvestment                                47,007        47         907           -           -          954
Implementation of change in accounting for
    investment securities available-for-sale,
    net of tax effect of $2,066                      -         -           -           -       3,267        3,267
Balance at December 31, 1993                16,034,183    16,034      58,762     139,996       3,267      218,059

Net income                                           -         -           -      28,134           -       28,134
Cash dividends declared - $.7775 per share           -         -           -     (12,589)          -      (12,589)
Proceeds from the exercise of stock options
    by pooled subsidiary                        20,372        20         199           -           -          219
Issuance of common shares for
    bank acquisition                           266,414       266       5,112           -           -        5,378
Stock options exercised                        126,496       127       1,720           -           -        1,847
Issuance of common stock for dividend
    reinvestment                                93,030        93       1,813           -           -        1,906
Unrealized losses on investment securities
    available-for-sale, net of tax effect
    of $(10,167)                                     -         -           -           -     (15,997)     (15,997)
Balance at December 31, 1994                16,540,495   $16,540     $67,606    $155,541    $(12,730)    $226,957

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

                                                                                      Years ended December 31
                                                                                  1994         1993          1992
Cash flows from operating activities:
Net Income                                                                   $  28,134    $  26,654      $ 23,407
Adjustments to reconcile net income to net cash
      provided (used) by operating activities:
          Provision for loan losses                                               (362)       2,985        11,284
          Provision for other real estate owned                                    703        1,173           521
          Depreciation                                                           5,792        5,493         4,217
          (Accretion) amortization, net                                         (2,226)       4,758         1,734
          Deferred income taxes (benefit)                                         (209)      (2,287)       (2,192)
          Net gains on sales of investment securities                             (318)        (753)       (2,470)
          Gains on sales of mortgage loan servicing rights                      (2,213)     (10,811)      (10,721)
          (Gains) losses on sales of assets acquired in
             foreclosure and equipment                                            (440)        (743)           55
          Excess servicing fees receivable resulting from
            mortgage loan sales                                                   (413)      (1,593)       (4,570)
          Decrease in mortgage loans held for sale                              51,842       12,843        31,254
          Other, net                                                             2,458        9,238          (525)
Net cash provided by operating activities                                       83,166       46,957        51,994

Cash flows from investing activities:
      Proceeds from sales/calls of investment securities held-to-maturity        4,685       44,649       104,029
      Proceeds from principal collections on and maturities of investment
          securities held-to-maturity                                            8,476      106,321        86,240
      Purchases of investment securities held-to-maturity                      (29,031)    (206,480)     (274,789)
      Proceeds from sales of investment securities available-for-sale           29,354        2,000             -
      Proceeds from principal collections on and maturities of investment
          securities available-for-sale                                        170,171       13,945         1,070
      Purchases of investment securities available-for-sale                   (352,280)           -             -
      Net decrease (increase) in interest-bearing deposits in
          other financial institutions                                          52,494       (1,276)       (7,469)
      Net increase in loans                                                    (84,499)     (78,185)      (56,900)
      Proceeds from sales of mortgage loan servicing rights                      3,046       14,226        21,275
      Purchases of mortgage loan servicing rights                              (10,541)      (7,059)       (2,494)
      Purchases of premises and equipment                                       (5,631)     (10,129)       (5,121)
      Proceeds from sales of premises and equipment                                360        1,932            92
      Proceeds from sales of assets acquired in foreclosure                      7,419        6,067         4,781
      Purchase of First Citizens Bancorp of Cherokee
          County, Inc., net of cash and cash equivalents acquired                    -           (6)       12,036
      Purchase of Metro Bancorp, Inc., net of
          cash and cash equivalents acquired                                    24,563            -             -
Net cash used in investing activities                                         (181,414)    (113,995)     (117,250)

Cash flows from financing activities:
      Net increase in deposits                                                  46,582       42,868        67,200
      Net increase (decrease) in short-term borrowings                          27,943      (12,612)       (9,603)
      Proceeds from the issuance of long-term debt                              33,000       50,055         4,950
      Payments on long-term debt                                               (10,950)      (1,566)       (2,307)
      Proceeds from issuance of common
          stock for options exercised                                            2,066        2,181         1,285
      Payments of fractional shares in stock split                                   -            -           (14)
      Cash dividends paid on common stock                                      (10,195)      (8,910)       (8,876)
Net cash provided by financing activities                                       88,446       72,016        52,635
Net (decrease) increase in cash and cash equivalents                            (9,802)       4,978       (12,621)
Cash and cash equivalents at beginning of year                                 122,970      117,992       130,613
Cash and cash equivalents at end of year                                      $113,168     $122,970      $117,992

Supplemental disclosure of cash flow information:
Interest paid                                                                 $ 65,142     $ 61,922      $ 75,035
Income taxes paid                                                             $ 11,776     $ 10,334      $  9,881

See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.
Summary of Significant Accounting Policies
        Business: First National Bancorp and subsidiaries ("Company") provide a full range of banking and mortgage banking services to individual and corporate customers through seventeen subsidiary banks located throughout
North Georgia. The Company primarily competes with other financial institutions in its market area. The Company is subject to the regulations of certain state and federal agencies and undergoes periodic examinations by those regulatory authorities.
        Basis of Presentation: The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions are eliminated in preparing the consolidated financial statements. For business combinations accounted for as purchases, the results of operations of the acquired business are included in the consolidated totals from the date of acquisition.
        In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenue and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, and mortgage loan prepayment assumptions used to determine the amount of amortization of purchased mortgage loan servicing rights and excess servicing fee receivables. In connection with the determination of the allowance for loan losses and the value of real estate owned, management obtains independent appraisals for significant properties. In connection with the determination of the amortization of purchased mortgage loan servicing rights and excess servicing fee receivables, management obtains independent estimates of mortgage loan prepayment assumptions, which are based on historical prepayments and current interest rates.
        A substantial portion of the Company's loans are secured by real estate located in North Georgia. Accordingly, the ultimate collectibility of a substantial portion of the Company's loan portfolio is susceptible to changes in the real estate market conditions of this market area.
        Cash Equivalents: Cash equivalents, as presented in the consolidated financial statements, include amounts due from banks, federal funds sold, and securities purchased under agreements to resell. These instruments are considered cash equivalents as they are highly liquid and generally mature within one to 30 days. Generally, federal funds are sold for one-day periods.
        Investment Securities: Investment securities at December 31, 1994 and
1993, consist of U.S. Treasury securities, obligations of the U.S. Government corporations and agencies, state and municipal, mortgage-backed, and equity securities. The Company adopted the provisions of Statement of Financial
Accounting Standards ("Statement") No. 115, "Accounting for Certain
Investments in Debt and Equity Securities" at December 31, 1993. Under
Statement No. 115, the Company classifies its investments into one of three categories: trading, available-for-sale, or held-to-maturity.
        Investment securities held-to-maturity are recorded at cost, adjusted for the amortization of premiums and accretion of discounts, because it is management's intention and ability to hold them to maturity. All other securities not included in held-to-maturity are classified as available-
        for-sale and are reported at fair value. Unrealized holding gains or losses, net of the related tax effect, on available-for-sale securities does not impact reported income and are reported as a separate component of shareho lders' equity until realized. The net unrealized holding losses on investment securities available-for-sale, net of income taxes, amounted to $12,730,000 at December 31, 1994.
        In conjunction with the new definitions of investment securities held-to-maturity and investment securities available-for-sale within Statement No. 115, the Company transferred investment securities previously accounted for at amortized costs totaling $384,186,000 to available-for-sale at December 31, 1993.
        Purchase premiums and discounts on investment securities are amortized and accreted to interest income using a method which approximates a level yield over the period to maturity of the related securities. Purchase premiums and discounts on mortgage-backed securities are amortized and accreted to interest income using a method which approximates a level yield over the remaining lives of the securities, taking into consideration assumed prepayment patterns. Interest and dividend income are recognized when earned.
Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in income and are derived using the specific identification method for determining the costs of securities sold.
        The Company does not regularly engage in trading or holding financial derivatives. The Company may invest in collateralized mortgage obligations
(CMOs), and in U.S. Government agency securities containing mandatory coupon adjustments (step-up bonds). At December 31, 1994, the Company held approximately $4.2 million in CMOs and $14.2 million in step-up bonds, all of which are included in the available-for-sale portfolio. Management purchases these securities under policies providing for specific evaluation of the extra risks associated with such investments, at the time of purchase and on an ongoing basis.
        Loans and Interest Income: Loans are reported at the principal amounts outstanding, net of unearned income and the allowance for loan losses. Mortgage loans held-for-sale are carried at the lower of aggregate cost or market with market determined on the basis of open commitments ments for committed loans. For uncommitted loans, market is determined on the basis of current delivery prices in the secondary mortgage market.
        Unearned income, primarily arising from discount basis installment loans, is recognized as income using a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. (continued)
method which approximates a level yield. Interest income on other loans is recognized using the simple interest method on the daily balance of the principal amount outstanding. Loan fees, net of certain origination costs, are deferred and amortized over the lives of the underlying loans using a method which approximates a level yield.
        Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. Accrual of interest on loans is discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. Cash receipts on nonaccrual loans are applied to the outstanding principal balance, until the principal is fully paid, at which time further cash receipts are recognized as interest income until the interest is fully collected. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.
        Gains or losses on the sale of mortgage loans are recognized at settlement dates and are computed as the difference between the sales proceeds received and the net book value of the mortgage loans sold. Such gains or losses are adjusted by the amount of any excess servicing fee receivables resulting from the transactions.
        Allowance for Loan Losses: The allowance for loan losses is established through provisions for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. The allowance is an amount that management has determined to be adequate through its allowance for loan losses methodology to absorb losses inherent in existing loans and commitments to extend credit. The allowance is established through consideration of such factors as changes in the nature and volume of the portfolio, overall portfolio quality, adequacy of collateral, loan concentrations, specific problem loans, and economic conditions that may affect the borrowers' ability to pay.
        Management believes that the allowance for loan losses is adequate.
While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgment about information available to them at the time of their examination.
        Postretirement Benefits: The Company sponsors a defined benefit health care plan for substantially all retirees and employees. Effective
January 1, 1993, the Company adopted the provisions of Statement No. 106,
"Employers' Accounting for Postretirement Benefits Other than Pensions," which establishes a new accounting principle for the cost of retiree health care and other post-retirement benefits. Prior to 1993, the Company recognized these benefits on the pay-as-you-go method (i.e., cash basis). The cumulative effect of the change in method of accounting for postretirements benefits other than pensions at January 1, 1993 was $2,600,000 and is being amortized to operations over a twenty-year period.
        Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line or accelerated methods over the estimated useful lives of the related assets.
        Other Real Estate: Other real estate includes properties obtained through foreclosure or acceptance of a deed in lieu of foreclosure. When properties are acquired through foreclosure or acceptance of a deed in lieu of foreclosure, any excess of the loan balance at the time of foreclosure over the fair value of the real estate held as collateral is recognized as a loss and charged to the allowance for loan losses. After foreclosure, other real estate is reported at the lower of fair value at acquisition date, or fair value less estimated disposal costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources. Subsequent write-downs are charged to a separate allowance for losses pertaining to other real estate established through provisions for other real estate losses charged to operations. Based upon management's evaluation of other real estate, additional expense is recorded when necessary in an amount sufficient to restore the allowance to an adequate level. Gains and losses recognized on the disposition of the properties are recorded in other noninterest income.
        Costs of improvements to other real estate are capitalized, while costs associated with holding other real estate are charged to operations.
        Income Taxes: In February 1992, Financial
        Accounting Standards Board (FASB) issued Statement No. 109,
"Accounting for Income Taxes." Statement No. 109 requires a change from the deferred method of accounting for income taxes of Accounting Principles Board
("APB") Opinion 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date.
        Effective January 1, 1993, the Company adopted Statement No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1993 statement of income.
        At December 31, 1994, management determined that the deferred tax assets are fully realizable due to sufficient income taxes paid in 1992, 1993, and 1994 and the scheduled reversal of deferred tax liabilities to offset reversing deferred tax assets in future periods. Accordingly, no valuation allowance has been established against the deferred tax assets.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1. (continued)
        Pursuant to the deferred method under APB Opinion 11, which was applied in 1992 and prior years, deferred income taxes were recognized for income and expense items reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable for the year of calculation. Under the deferred method, deferred taxes were not adjusted for subsequent changes in the tax rates.
        Net Income Per Share: Net income per share is calculated by using the weighted-average number of shares outstanding during the period. The effect of dilutive stock options are immaterial in 1994, 1993, and 1992.
        Financial Instruments: The Company is a party to certain optional and forward purchased and sale contracts in the management of its interest rate exposure associated with its portfolio of mortgage loans held-for-sale and commitments to originate mortgage loans to be held-for-sale. These options and forward sales contracts are carried at cost until expiration or until exercised, whichever occurs first. Realized gains and losses are included in the determination of the gain or loss on the sale of the related mortgage loans.
        Mortgage Banking Activities: Purchased mortgage loan servicing rights and excess servicing fee receivables resulting from loan sales with retention of the loan servicing are included in other assets. Purchased mortgage loan servicing rights are carried at cost less amounts amortized. The purchased mortgage loan servicing rights are amortized in proportion to and over the period of estimated net servicing income taking into consideration assumed prepayment patterns. Excess servicing fee receivables are carried at the present value of the estimated future excess net servicing fee income, over the estimated lives of the related mortgage loans sold, less amounts amortized. Amortization of the excess servicing fees receivable is computed using an accelerated method over the estimated remaining lives of the related loans taking into consideration assumed prepayment patterns.The carrying values of the purchased mortgage loan servicing rights and excess servicing fee receivables are evaluated and adjusted periodically based on actual portfo lio prepayments and estimates of anticipated prepayments, so that recorded amounts do not exceed the value of future net servicing income on a disaggregated basis.
        Fees for servicing loans for investors are based on the outstanding principal balance of the loans serviced and are recognized as income when earned.
        At December 31, 1994, the Company was covered under a $12 million banker's blanket bond policy and a $2 million errors and omissions policy.
        Other: The excess of costs over the fair value of the net assets acquired of purchased subsidiaries are being amortized using the straight-line method over a period not to exceed twenty years. The unamortized goodwill is periodically reviewed to ensure that conditions are not present that indicate the recorded amount of goodwill is not recoverable from future undiscounted cash flows. The review process includes an evaluation of the earnings history of each subsidiary, its contribution to the Company, capital levels and other factors. If events or changes in circumstances indicate further evaluation is warranted, the undiscounted net cash flows of the operations to which goodwill relates are estimated. If the estimated undiscounted net cash flows are less than the carrying amount of goodwill, a loss is recognized to reduce goodwill's carrying value to the amount recoverable, and when appropriate the amortization period also is reduced.
        Property (other than cash deposits) held by the Company in a fiduciary or agency capacity for its customers is not included in the consolidated balance sheets since such items are not assets of the Company.
        Recent Accounting Pronouncements: In May 1993, the FASB issued
Statement No. 114, "Accounting by Creditors for Impairment of a Loan."
Statement No. 114 requires impaired loans to be measured based on the present value of expected future cash flows, discounted at the loan's effective intere st rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent, beginning in 1995. In October
1994, the FASB issued Statement No. 118, "Accounting by Creditors for
Impairment of a Loan-Income Recognition and Disclosures," which amends the requirements of Statement No. 114 regarding interest income recognition and related disclosure requirements. Initial adoption of Statement No. 114 and Statement No. 118 must be reflected prospectively. The Company adopted
Statement No. 114 and Statement No. 118 on January 1, 1995, and the impact to the consolidated financial statements was not material. At January 1, 1995, pursuant to the definition within Statement No. 114, the Company had approximately $18,981,000 of impaired loans, all of which are classified as nonaccrual.

Note 2.
Business Combinations
        On November 22, 1994, the Company and FF Bancorp, Inc. ("FF
Bancorp"), New Smyrna Beach, Florida, entered into an Agreement and Plan of
Merger ("Agreement") as amended January 23, 1995, whereby the Company will acquire all of the outstanding stock of the approximately $600 million asset
FF Bancorp. FF Bancorp is the holding company of First Federal Savings Bank of New Smyrna Beach, Florida, a $318 million asset thrift institution, First
Federal Savings Bank of Citrus County, Florida, a $214 million asset thrift headquartered in Inverness, Florida, and Key Bank of Florida, a $66 million asset commercial bank located in Tampa, Florida. Under the Agreement, each share of FF Bancorp stock will be exchanged for .825 shares of the Company stock in a tax-free exchange to be accounted for as a pooling-of-interests.
The acquisition is subject to the approval of FF Bancorp shareholders and various regulatory authorities. The Company anticipates completing the transaction in the second quarter of 1995. Consolidated net earnings of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2. (continued)
FF Bancorp for the year ended December 31, 1994, was $6.5 million and stockholders' equity at December 31, 1994, was $45.0 million.
        On July 31, 1994, the Company completed its acquisition of Barrow
Bancshares, Inc. ("Barrow"), a bank holding company located in Winder, Georgia, whose wholly owned subsidiary was Barrow Bank & Trust Company, located in Barrow County, Georgia. The Company issued 521,700 shares of its common stock in exchange for all of the issued and outstanding shares of Barrow. No cash, except for fractional shares, was paid in the transaction.
The transaction was accounted for as a pooling-of-interests and, accordingly, the consolidated financial statements for all periods presented have been restated to include the financial position and results of operations of Barrow. Pre-merger 1994 results of Barrow are not material. The Company's consolidated financial data for the twelve months ended December 31, 1993 and 1992 have been restated as follows:

                                                   1993             1992
                                   (in thousands, except per share data)
Net interest income:
  First National Bancorp, before acquisition    $85,562          $79,250
  Barrow                                          2,639            2,269
Total                                           $88,201          $81,519
Net income:
  First National Bancorp, before acquisition    $25,922          $22,830
  Barrow                                            732              577
Total                                           $26,654          $23,407
Net income per share:
  First National Bancorp, before acquisition    $  1.69          $  1.51
  Effect of restatement for Barrow                 (.01)            (.01)
Total                                           $  1.68          $  1.50

        On February 28, 1994, the Company acquired all of the outstanding common stock of Metro Bancorp, Inc., ("Metro") the parent company of the $140 million asset The Commercial Bank, Douglasville, located in Douglas County,
Georgia. The Company issued 266,414 shares of its common stock and $250,243 in cash in exchange for all of the outstanding common shares of Metro.
Additionally, the Company paid $4,288,000 in cash to retire outstanding preferred stock of Metro. The excess of the purchase price over the fair value of the net assets acquired totaled $2,928,000 and was recorded as goodwill. The goodwill is being amortized using the straight-line method over a 15-year period. The purchase price is subject to adjustment based on asset recoveries for up to an 18-month period after the agreement date. The maximum amount of the adjustment is limited to $1,395,000 and will be recorded as goodwill and amortized over 15 years, should any adjustment be required. This transaction was accounted for as a purchase and, therefore, is not included in the Company's results of operations or statements of financial position prior to the date of acquisition. The pro forma impact on the Company's results of operations for the twelve months ended December 31, 1994, 1993, and 1992 had the purchase transaction been consummated as of January 1, 1992, would have been:

                                     1994           1993            1992
                           (dollars in thousands, except per share data)
Interest income               $   164,648    $   160,576     $   166,428
Noninterest income                 27,531         34,890          32,945
Income before
  cumulative effect of
  accounting change                27,782         24,599          23,576
Cumulative effect of
  accounting change                     -            562               -
Net income                    $    27,782    $    25,161    $     23,576
Net income per share:
  Income before cumulative
   effect of accounting
  change                      $      1.69    $      1.53    $       1.48
  Cumulative effect of
  accounting change                     -            .03               -
Net income                    $      1.69    $      1.56    $       1.48

Weighted-average shares
  outstanding                  16,439,376     16,108,924      15,903,574

        On August 31, 1993, the Company completed its acquisition of The
Community Bank of Carrollton ("Carrollton"), a bank located in Carroll
County, Georgia. The Company issued 331,122 shares of its common stock in exchange for all of the issued and outstanding shares of Carrollton. The transaction has been accounted for as a pooling-of-interests and, accordingly, the consolidated statements for all periods presented have been restated to include the financial condition and results of operations of Carrollton.
        On May 31, 1993, the Company completed its acquisition of Villa Rica
Bancorp, Inc., ("Villa Rica"), a bank holding company whose wholly-owned subsidiary was the Bank of Villa Rica, also located in Carroll County, Georgia. The Company issued 314,142 shares of its common stock in exchange for all of the issued and outstanding shares of Villa Rica. The transaction has been accounted for as a pooling-of-interests and, accordingly, the consolidated statements for all periods presented have been restated to includ e the financial condition and results of operations of Villa Rica.
        On October 30, 1992, the Company completed its acquisition of First
Citizens Bancorp of Cherokee County, Inc., ("FCBCC") the parent company of the $73.1 million asset Citizens Bank, Ball Ground, Georgia. The Company issued 97,525 shares of its common stock and $152,000 in cash for all the issued and outstanding shares of FCBCC. The transaction has been accounted for as a purchase. The purchase price was subject to adjustment based on certain asset recoveries less the effects of certain potential contingencies for an 18-month period after the agreement date. On December 20, 1993, $1,024,303 was paid to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2. (continued)
previous FCBCC shareholders under this agreement. The additional purchase price was paid through the issuance of 63,676 shares of the Company's common stock and $6,000 in cash. The additional purchase price resulted in a $579,000 write-up of premises and equipment to offset previously allocated negative goodwill associated with the original transaction. The remainder of the additional purchase price was recorded as goodwill. The goodwill was subsequently eliminated by the recognition of income tax benefits associated with available federal income tax net operating loss carryforwards.
        On January 30, 1992, the Company completed its acquisition of First
National Bancshares of Paulding County, Inc. ("Paulding"), the parent company of the $165 million asset The First National Bank of Paulding County, Dallas,
Georgia. The Company issued 1,086,600 shares of its common stock in exchange for all the issued and outstanding shares of Paulding. The transaction was accounted for as a pooling-of-interests.

Note 3.
Restrictions on Cash and Due from Banks
        The subsidiary banks are required by the Federal Reserve Act to maintain deposit reserves. The average aggregate amount of those reserve balances for the year ended December 31, 1994, was $4,678,000.


Note 4.
Investment Securities
        Investment securities are summarized as follows:

                                           December 31, 1994
                           Gross        Gross          Gross
                         Amortized    Unrealized     Unrealized       Fair
                           Cost         Gains          Losses         Value
                                          (in thousands)
Investment securities
  available-for-sale:
  U.S. Treasury and
  U.S. Government
   agencies              $208,581       $    38        $ 3,241    $205,378
  Mortgage-backed
   securities             354,325           162         17,724     336,763
  State and municipal -
  taxable                     994            68              -       1,062
  Corporate bonds             500            11              -         511
  Equity securities         5,863             -            145       5,718
Total                    $570,263       $   279        $21,110    $549,432

Investment securities
  held-to-maturity:
  State and municipal -
  tax exempt             $157,567        $4,339         $5,862    $156,044


                                           December 31, 1993
                          Gross        Gross          Gross
                        Amortized    Unrealized     Unrealized       Fair
                          Cost         Gains          Losses         Value
                                          (in thousands)
Investment securities
  available-for-sale:
  U.S. Treasury and
  U.S. Government
  agencies               $ 44,613       $ 1,101         $   57    $ 45,657
  Mortgage-backed
  securities              351,560         6,164          1,881     355,843
  State and municipal -
  taxable                   3,140           154            148       3,146
  Corporate bonds             500            63              -         563
  Equity securities         5,106             -              -       5,106
Total                    $404,919       $ 7,482         $2,086    $410,315

Investment securities
  held-to-maturity:
  Mortgage-backed
  securities             $    449       $     2         $    -    $    451
  State and municipal -
  tax exempt              138,919        12,749             79     151,589
Total                    $139,368      $ 12,751         $   79    $152,040

        Barrow, which was acquired in July 1994, did not adopt Statement No.
115 until January 1, 1994. At December 31, 1993, Barrow had identified as available-for-sale, certain U.S. Treasury and U.S. Government agency securities with gross unrealized gains of $71,000 and gross unrealized losses of $10,000, and certain mortgage-backed securities with gross unrealized gains of $2,000, which are reflected in the above table for the year ended
December 31, 1993. However, the net gain of $63,000 is not reflected in the carrying value of investment securities available-for-sale on the Company's balance sheet for the year ended December 31, 1993.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4. (continued)
        The amortized cost and fair value of investment securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                               Investment Securities     Investment Securities
                                Available-for Sale         Held-to-Maturity
                               Amortized        Fair     Amortized        Fair
                                  Cost         Value       Cost          Value
                                                 (in thousands)
Due in one year or less         $131,626    $131,194      $ 10,332    $ 10,570
Due after one year
  through five years              60,106      58,285        48,671      51,849
Due after five years
  through ten years               18,343      17,472        12,488      12,887
Due after ten years                5,863       5,718        86,076      80,738
                                 215,938     212,669       157,567     156,044
Mortgage-backed
  securities                     354,325     336,763             -           -
Total                           $570,263    $549,432      $157,567    $156,044

        Proceeds from sales of investment securities during 1994, 1993, and 1992 totaled $34,039,000, $46,649,000 and $104,029,000, respectively. Gross gains of $407,000, $759,000, and $2,613,000 and gross losses of $89,000,
$6,000, and $143,000 were realized on those sales for 1994, 1993, and 1992, respectively. The sale of investment securities held-to-maturity during 1994 resulted from the issuer's exercise of early repayment call provisions.
        Investment securities with an aggregate carrying amount of approximately $351,379,000 and $278,343,000 at December 31, 1994 and 1993,
respectively, were pledged to secure public funds on deposit, securities sold under agreements to repurchase, and for other purposes as required by various statutes or agreements.

Note 5.
Loans
        The following is a summary of loans, by classification, at December
31, 1994 and 1993:

                                         1994                1993
                                           (in thousands)
Commercial, financial
  and agricultural                 $  483,116          $  420,513
Installment and single
  payment individual                  368,113             348,246
Mortgage loans held for sale           13,519              65,361
Real estate - mortgage                425,709             393,732
Real estate - construction            142,097              95,184
Total                              $1,432,554          $1,323,036

        In addition, the Company was servicing residential mortgage loans for others with aggregate principal balances of approximately $1,414,559,000, $1,039,397,000, and $999,157,000 at December 31, 1994, 1993, and 1992,
respectively.
        Loans to certain companies in which non-officer directors of the Company or its significant subsidiaries have a ten percent or more beneficial ownership interest and loans to executive officers, directors and their other associates totaled $11,656,000 at December 31, 1994. All of these loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk or present other unfavorable features. The following is a summary of activity during 1994 with respect to such aggregate loans to these individuals and their associates and affiliated companies (in thousands):

Balance at December 31, 1993                            $ 7,094
New loans                                                10,035
Repayments                                               (5,992)
Change in directors                                         519
Balance at December 31, 1994                            $11,656

        The following is a summary of transactions in the allowance for loan losses:

                                          1994         1993        1992
                                                (in thousands)

Balance at beginning of year           $21,539      $24,046     $20,265
Loans charged off                       (7,427)      (7,403)    (10,723)
Recoveries on loans previously
  charged off                            2,651        1,911       1,701
Provision for loan losses                 (362)       2,985      11,284
Allowance of bank subsidiary
  acquired                               4,040            -       1,519
Balance at end of year                 $20,441      $21,539     $24,046

        During 1994, 1993, and 1992, $5,981,000, $8,847,000, and 10,279,000,
respectively, were transferred from loans to other real estate upon foreclosure of the collateral properties.
        At December 31, 1994, 1993, and 1992, the Company had approximately
$18,981,000, $20,873,000, and $26,077,000, respectively, of nonperforming loans. Interest income on nonaccrual loans in 1994, 1993, and 1992, which would have been reported on an accrual basis, amounted to approximately
$1,829,000, $2,275,000, and $2,800,000, respectively. Interest income of approximately $21,000, $31,000, and $800,000 was recognized in 1994, 1993, and 1992, respectively, on loans which were on a nonaccrual basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 6.
Premises and Equipment
        Premises and equipment is presented net of accumulated depreciation totaling $38,094,946 and $30,349,545 at December 31, 1994 and 1993,
respectively.

Note 7.
Short-Term Borrowings
        Short-term borrowings at December 31, 1994 and 1993, consist of:

                                                        1994           1993
                                                         (in thousands)

Federal funds purchased                             $ 44,485       $ 44,235
Securities sold under agreements to repurchase        54,217         19,144
Interest-bearing demand notes issued
  to the U.S. Treasury                                 6,427         13,807
Total                                               $105,129       $ 77,186

        In June 1992, the Company entered into a $3 million revolving line of credit with a commercial bank which can be renewed on an annual basis. The agreement provides for the availability to the Company, at its option, of short-term funding on a continuing basis at a rate equal to the daily overnight cost of funds plus 1 percent, subject to compliance with its terms.
The Company is required to have no borrowings with respect to the line for a 30-day period each year. Proceeds from the line of credit may be used for general corporate purposes. At December 31, 1994, the Company had no balance drawn under this agreement.

NOTE 8.
Long-Term Debt
        Long-term debt at December 31, 1994 and 1993 consists of:

                                                            1994        1993
                                                             (in thousands)
Industrial development revenue bond assumed
  January 31, 1990, maturing on July 1, 2008, with
  principal of $100 payable annually and interest, at a
  tax effected prime rate, payable monthly, secured by
  certain premises.                                      $ 3,500     $ 3,600

Promissory term note, dated October 28, 1992, payable
  over 15 years but subject to repricing every three
  years, with principal of $155 plus interest at 6.15%
  payable quarterly, secured by shares of common stock
  of certain bank subsidiaries and certain premises.       6,260       3,880

Various advances from the Federal Home Loan Bank of
  Atlanta with original maturities ranging from one to
  five years and interest rates ranging from 4.51%
  to 5.66%.                                               70,000      50,000

Other long-term debt                                         478         478

Total long-term debt                                     $80,238     $57,958

        The combined aggregate maturities for each of the next five years are approximately $20,734,000 in 1995, $15,736,000 in 1996, $10,736,000 in 1997,
$15,759,000 in 1998 and $10,734,000 in 1999. At December 31, 1994, the Company
has pledged certain qualifying mortgage loans with unpaid principal balances totaling approximately $22,747,000 and investment securities with an aggregate carrying value of $93,758,000, as collateral for the Federal Home Loan Bank of Atlanta advances.

Note 9.
Income Taxes
        As discussed in Note 1, the Company adopted Statement No. 109 as of
January 1, 1993. The cumulative effect of this change in accounting for income taxes of $160,000 has been determined as of January 1, 1993 and reported separately in the consolidated income statement for the year ended
December 31, 1993. Prior year financial statements have not been restated to apply the provisions of Statement No. 109.
        Total income tax expense (benefit) for the years ended December 31, 1994 and 1993 is allocated as follows:

                                                   1994       1993       1992
                                                        (in thousands)
Income from continuing operations                $9,683     $9,419     $8,108
Cumulative effect of a change in method of
  accounting for income taxes                         -       (160)         -
Reduction of goodwill, for initial recognition of
  acquired tax benefits that previously were
  included in valuation allowance                     -       (445)         -
Total                                            $9,683     $8,814     $8,108

        In addition, the Company adopted Statement No. 115 on December 31,
1993 and has reported the entire cumulative effect of the change in the method of accounting for certain investments in debt and equity securities as a direct component of shareholders' equity, net of income taxes of $2,066,000. During 1994, the tax effect of the net unrealized holding losses on investment securities available-for-sale was a $10,167,000 benefit.
        Income tax expense (benefit) attributable to income from continuing operations consists of:

                                                  1994         1993      1992
                                                        (in thousands)
Current:
  Federal                                       $9,294      $10,625   $ 9,446
  State                                            180        1,081       854
Total current taxes                              9,474       11,706    10,300

Deferred:
  Federal                                          179       (1,869)   (1,851)
  State                                             30         (418)     (341)
Total deferred taxes                               209       (2,287)   (2,192)
Total                                           $9,683      $ 9,419   $ 8,108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 9. (continued)
        The following is a summary of the differences between the total tax expense as shown in the consolidated financial statements and the tax expense that would result from applying the statutory federal income tax rate of 35% for 1994 and 1993, and 34% for 1992, to income before income taxes and cumulative effect of accounting change:

                                           1994        1993        1992
                                                (in thousands)
Tax expense at statutory rate           $13,236     $12,570     $10,715
Increase (reduction) in income tax
  resulting from:
  Tax-exempt interest                    (3,720)     (3,375)     (3,343)
  Disallowed interest expense               305         250         274
  State income taxes, net of federal
  tax benefit                               137         446         340
  Change in the valuation allowance
  for deferred tax assets                  (257)          -           -
  Other, net                                (18)       (472)        122
Total                                   $ 9,683     $ 9,419     $ 8,108

        Following is a summary of the sources of the timing differences for income tax and financial reporting purposes resulting in deferred tax benefits in 1992 (in thousands):

Cash method of accounting for tax reporting purposes   $   (21)
Provision for loan losses                               (1,269)
Excess servicing fees from loan sales                   (1,076)
Other, net                                                 174
Total                                                  $(2,192)

        The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1994 and 1993, are presented below:
                                                           1994         1993
                                                           (in thousands)
Deferred tax assets:
  Allowance for loan losses                             $ 7,199      $ 7,488
  Net unrealized holding losses on investment
  securities available-for-sale                           8,101            -
  Mortgage loan servicing rights                          2,260        1,358
  Allowance for valuation losses on other real estate     1,574          352
  Net operating losses                                    1,387          983
  Federal tax credits                                       215            -
  Unearned loan fees, net                                   357          192
  Deferred compensation                                     409          330
  Accrued postretirement benefits                           324          172
  Other, net                                                233          379
Total gross deferred tax assets                          22,059       11,254
Less valuation allowance                                      -         (257)
Net deferred tax assets                                  22,059       10,997

Deferred tax liabilities:
  Net unrealized holding gains on investment
  securities available-for-sale                               -        2,066
  Depreciation                                            1,002          559
  Purchase accounting adjustments
  on premises and equipment                               1,994        1,717
  Prepaid expenses                                          134          127
  Accretion on investment securities                        975          896
Total gross deferred tax liabilities                      4,105        5,365
Net deferred tax assets                                 $17,954       $5,632

        The utilization of net operating loss carryforwards in a previously acquired subsidiary bank and the likelihood of utilization of additional carryforwards in future years resulted in a reduction of $257,000 in the valuation allowance for deferred tax assets in 1994.

Note 10.
Employee Benefit Plans
        In the past, the Company has maintained a noncontributory pension plan which covered substantially all full-time employees of the Company. The benefits were based on years of service and the employee's five highest years of compensation during the last ten years of employment. The Company's philosophy was to fund annually the maximum amount allowable as a deduction for federal income tax purposes. This policy resulted in the plan having assets in the plan trust with a market value in excess of the accumulated benefit obligation. In late 1991, following a study of the overall compensation and benefits program of the Company and a resulting recommendation that the entire compensation and benefits program be restructured, the Board of Directors of the Company approved the termination of the defined benefit pension plan and the establishment of a 401(k) plan.
As stated above, the plan was over funded at the time of termination, and the Board of Directors determined that the excess assets which were already held in the plan trust should be distributed to active participants using an equitable formula rather than have the excess assets revert back to the Company. The defined benefit pension plan went through the process of termination during 1992, and the plan assets were distributed through (a) the purchase of annuities for, or payment of lump sums to, the retiree's and terminated vested former employees or (b) the purchase of an annuity or a trust-to-trust transfer for those participants who were still active employees or who had accounts under the 401(k) plan at time of termination.
All employees active at termination chose to have their balances transferred to the 401(k) plan. These annuity purchases, distributions, or transfers occurred in November 1992.
        On March 31, 1992, the Company decided to vest and freeze all future benefit accruals under its noncontributory pension plan in anticipation of its termination. As a result, the Company recognized a curtailment gain of $725,000 on March 31, 1992. Pension costs for 1992 were $37,000.
        In 1990, the Company adopted a defined benefit supplemental executive retirement plan covering certain executive officers. Net periodic pension cost for 1994, 1993, and 1992 was $106,000, $131,000, and $68,000,
respectively. The projected benefit obligations as of December 31, 1994 and 1993, were $550,000 and $601,000, respectively, and are unfunded. The actuarial present value of accumulated benefit obligations as of December 31, 1994 and 1993, were $550,000 and $601,000, respectively. No further officers will qualify to participate in this plan in the future since the base qualified defined benefit pension plan was terminated.
        As part of the revisions to the compensation and benefits program, the Company converted its qualified noncontributory profit sharing plan into a 401(k) plan and all participant balances in the former profit sharing plan remain in the 401(k) plan. The Company continues to make contributions to participants' accounts, as well as

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 10. (continued)
providing a full match against a portion of employee pre-tax 401(k) contributions. All employees participate in the 401(k) plan once they have met service and age requirements. Contributions by the Company were $1,872,000 in 1994, $1,793,000 in 1993, and $1,445,000 in 1992.
        In 1992, the Company adopted a nonqualified supplemental executive retirement plan for certain senior officers who may be limited from fully participating in the qualified 401(k) plan due to federal limitations. The participants' investment into the plan plus accumulated earnings on those funds amounted to approximately $328,000 at December 31, 1994 and $145,000 at December 31, 1993, and these amounts are carried as an accumulated obligation of the Company apart from the qualified plan trust.
        In addition to the changes in the Company's retirement plans, a major benefits enhancement in 1992 was the introduction of a flexible benefits plan in which participants could choose how the Company's total contributions to healthcare and life benefits would be spent by electing from a range of benefit options. This cafeteria plan approach allows employees to customize their own benefits and pay for most of the benefits through payroll deductions on a pre-tax basis. The Company benefits through reduced payroll taxes as well.
        The Company sponsors a defined benefit healthcare plan that provides postretirement medical benefits to full-time employees who meet minimum age and service requirements.
        The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management. As discussed in Note 1, in 1993 the Company adopted Statement No. 106 "Employers' Accounting for
Postretirement Benefits Other Than Pensions."
        The Company provides retirees under age 65 with medical coverage up to $5,600 per year through a traditional indemnity plan. For retirees over 65, the Company provides medical coverage up to $3,600 per year. Once the premium cap is met, retirees are required to contribute any excess towards the cost of coverage.

        The following table presents the plan's funded status with amounts recognized in the Company's Consolidated Balance Sheet at December 31, 1994 and 1993:

                                                      1994           1993
                                                        (in thousands)
Accumulated postretirement benefit obligation:
  Retiree's                                        $(1,684)        $(1,316)
  Fully eligible active plan participants           (1,296)         (1,023)
Tota                                                (2,980)         (2,339)
Plan assets at fair value                                -               -
Accumulated postretirement benefit obligation in
  excess of plan assets                             (2,980)         (2,339)
Unrecognized net loss (gain)                           342            (100)
Unrecognized transition obligation                   2,128           2,247
Accrued postretirement benefit cost included
  in other liabilities                             $  (510)        $  (192)

        Net periodic postretirement benefit cost for 1994 and 1993 includes the following components.

                                                      1994            1993
                                                         (in thousands)
Service cost                                          $157            $113
Interest cost                                          234             183
Net amortization and deferral                          122             118
Net periodic postretirement benefit cost              $513            $414

        For measurement purposes, a 14.40% annual rate of increase in the per capita cost of covered benefits is assumed for 1995 and 15.10% was assumed for 1994, for those covered individuals under the age of 65. For those covered individuals over 65, 10.60% is assumed in 1995 and 10.90% was assumed for 1994. The rate was assumed to decrease gradually through 1998 (when the premium caps are expected to be reached) after such time no increases are assumed. The health care cost trend rate assumption has a significant effect on the amounts reported, due to the premium caps. The weighted-average discount rate used in determining the accumulated post-retirement benefit obligation was 7.5% at December 31, 1994 and December 31, 1993.
        The Company has a stock purchase plan for directors and employees whereby it makes contributions equal to one-half of employee and director voluntary contributions not to exceed the lesser of $2,000 or 10% of a participant employee's annual salary, or $2,000 for a director. The funds are used to purchase presently issued and outstanding shares of the Company's common stock. The Company contributed $417,000, $348,000, and $287,000, to this plan in 1994, 1993, and 1992, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11.
Stock Option Plans
        The Company has incentive stock option plans for certain senior officers of the Company. The Company reserved 600,000 shares of previously unissued common stock for issuance in connection with the plans. Shares can be purchased at the current market price prevailing at the time the option is granted. Options that do not exceed a $100,000 market value are exercisable at any time up to five years from the date of grant. The options that exceed the limit are not exercisable until future years.
        A summary of stock option transactions under this plan is shown below:

                                                  Option Price
                                      Shares        per Share        Total
                               (dollars in thousands, except per share data)
Options outstanding at
December 31, 1991                     383,712                       $ 5,377
  Granted                             136,500     $15.917             2,173
  Granted by pooled subsidiary
  prior to acquisition                 23,525     13.562 - 13.913       321
  Exercised                           (86,850)    11.167 - 15.833    (1,264)
  Expired                              (8,408)    15.167 - 15.833      (132)
Options outstanding at
December 31, 1992                     448,479                         6,475
  Granted                             130,250     18.75               2,442
  Exercised                          (129,333)    11.167 - 15.917    (1,942)
  Expired                              (3,500)    18.75                 (66)
Options outstanding at
December 31, 1993                     445,896                         6,909
  Granted                             126,050     21.00               2,647
  Exercised                          (126,496)    11.167 - 15.917    (1,847)
  Expired                             (13,129)    15.917 - 21.00       (260)
Options outstanding at
December 31, 1994                     432,321                        $7,449

        In January 1995, the Board of Directors approved the granting of additional options under the grant date of January 20, 1995, for 158,600 shares of common stock at an option price of $18.50 per share. At December
31, 1994, options for 314,171 shares were exercisable.
        In April 1994, the shareholders approved a Performance-Based
Restricted Stock Plan ("Plan") for certain executive officers
("Participants") of the Company. Under the terms of the Plan, there are 90,000 shares of common stock reserved for issuance as awards. Awards of shares of Company stock will be made to Participants, without payment by the Participants, if and when the Company's stock reaches specified target values from $29.00 per share to $37.00 per share. Target values must be met no later than December 31, 1999 for awards to be made under the Plan. No awards were issued under this Plan during 1994.


Note 12.
Contingent Liabilities
        In the normal course of business, the Company is party (both as plaintiff and defendant) to a limited number of lawsuits primarily arising from loan collections. In the opinion of management and counsel, none of these cases, individually or in the aggregate, should have a material adverse effect on the Company's consolidated financial position.

Note 13.
Financial Instruments with Off-Balance-Sheet Risk
        The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit, standby and commercial letters of credit, loans sold with recourse, forward sales contracts, put and call options purchased, and securities in the process of settlement. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.
        The Company's exposure to credit loss, in the event of nonperformance by the customer for commitments to extend credit and standby letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans. For forward sales contracts and options, the contract or notional amounts do not represent exposure to credit loss; however, these financial instruments do expose the Company to interest rate risk. The Company controls the interest rate risk of its call and put options purchased and forward sales contracts through management approvals, dollar limits, and monitoring procedures.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 13. (continued)
        A summary of the notional amounts of the Company's financial instruments with off-balance-sheet risk at December 31, 1994, is as follows
(in thousands):

Financial instruments whose contract amounts represent credit risk:
Loan commitments:
  Credit card lines                                                  $ 65,942
  Home equity lines                                                    30,259
  Commercial real estate, construction and land development           120,654
  Mortgage loans                                                       30,249
  Other                                                                53,532
Total loan commitments                                                300,636

Other commitments:
  Financial standby letters of credit                                  19,830
  Performance standby and commercial letters of credit                  2,656
  Loans sold with recourse                                              2,536
Total other commitments                                                25,022
Total loan and other commitments                                     $325,658

Financial instruments whose notional or contract amounts exceed the amount of credit and/or market risk:
  Forward sales contracts                                            $ 22,400
  Call options purchased                                                  500

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement.
Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.
Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, residential properties, and income-producing commercial properties.
        Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. A commercial letter of credit is a conditional commitment issued in connection with trade transactions that secures the performance of a customer to a third party. This instrument ensures prompt payment to the seller in accordance with its terms. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds collateral supporting those commitments as deemed necessary.
        Forward sales contracts are contracts for delayed delivery of mortgage loans in which the Company agrees to make delivery, at a specified future date, of mortgage loans, at a specified price. Risks arise from the inability of counterparties to meet the terms of their contracts and from movements in interest rates.
        The Company enters into interest rate call options and put options in managing its interest rate exposure associated with its portfolio of mortgage loans held-for-sale and commitments to originate mortgage loans. The Company receives premiums for options written and pays a premium for options purchased. Call options allow the holder to purchase a financial instrument at a specified price and within a specified period of time. Put options are purchased by the Company to provide it with a means of selling a financial instrument at a specified price within a specified period of time. Securities in the process of settlement are commitments by the Company to purchase or sell investment securities, but the security has not yet been delivered.

Note 14.
Parent Company Financial Information
        The following represents parent company only ("Parent") condensed financial information of the Company:

CONDENSED BALANCE SHEETS
(dollars in thousands, except per share data)
                                                            December 31
                                                          1994        1993
Assets
Cash                                                  $  5,715    $  6,639
Interest-bearing deposits with subsidiary bank           2,526         727
  Cash and cash equivalents                              8,241       7,366
Investment in bank subsidiaries, at equity             220,120     205,401
Premises and equipment, net                             11,249      11,414
Goodwill                                                 5,962       6,583
Other assets                                             3,810       5,100
Total assets                                          $249,382    $235,864

Liabilities
Long-term debt                                        $  9,762    $  7,673
Other liabilities                                       12,663      10,132
Total liabilities                                       22,425      17,805

Shareholders' Equity
Common stock, par value $1, authorized
  30,000,000 shares, issued and outstanding
  16,540,495 and 16,034,183 shares for 1994
  and 1993, respectively                                16,540      16,034
Additional paid-in capital                              67,606      58,762
Retained earnings                                      155,541     139,996
Net unrealized holding (losses) gains on
  investment securities available-for-sale             (12,730)      3,267
Total shareholders' equity                            $226,957    $218,059
Total liabilities and shareholders' equity            $249,382    $235,864


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTE 14. (continued)
CONDENSED STATEMENTS OF INCOME
(in thousands)

                                                Years ended December 31

                                           1994           1993          1992
Income
Interest and dividends                  $    14       $     54       $    21
Dividends from subsidiaries              11,588         10,714        13,448
Other income                              2,292          1,840         1,026
Total income                             13,894         12,608        14,495
Expense
Interest                                    500            489           286
General and administrative                6,500          5,597         4,086
Total expense                             7,000          6,086         4,372
Income before federal income tax
 benefit and equity in undistributed
 income of subsidiaries                   6,894          6,522        10,123
Income tax benefit                        1,706          1,702           977
Income before equity in undistributed
 income of subsidiaries                   8,600          8,224        11,100
Equity in undistributed income
 of subsidiaries                         19,534         18,430        12,307
Net Income                              $28,134        $26,654       $23,407


CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

Years ended December 31

                                           1994           1993         1992
Cash flows from operating activities:
Net Income                              $28,134       $ 26,654     $ 23,407
Adjustments to reconcile net income
  to net cash provided (used) by
  operating activities:
  Equity in undistributed income
    of subsidiaries                     (19,534)       (18,430)     (12,307)
  Depreciation and amortization           1,176          1,198        1,054
  Changes in other assets and
    liabilities:
  Decrease (increase) in other assets     1,067           (993)         679
  Increase (decrease) increase in
    other liabilities                     1,791           (501)         734
Net cash provided by operating
 activities                              12,634          7,928       13,567
Cash flows from investing activities:
  Purchase of bank subsidiaries
    net of cash acquired                      5              -         (152)
  Capital contribution to acquired
    bank subsidiaries                    (5,288)             -       (3,405)
  Purchases of premise and
    equipment, net                         (436)          (517)        (324)
Net cash used in investing activities    (5,719)          (517)      (3,881)
Cash flows from financing activities:
  Net (decrease) increase in
    short-term borrowings                     -         (2,250)       2,250
  Proceeds from the issuance of
    long-term debt                        3,000              -        4,950
  Payments on long-term debt               (911)        (1,555)      (2,299)
  Proceeds from issuance of common
     stock for stock options exercised    2,066          2,181        1,285
  Payments of fractional shares in
     stock split                              -              -          (14)
  Cash dividends paid on common stock   (10,195)        (8,910)      (8,876)
Net cash used in financing activities    (6,040)       (10,534)      (2,704)
Net increase (decrease) in cash and
   cash equivalents                         875         (3,123)       6,982
Cash and cash equivalents at beginning
   of year                                7,366         10,489        3,507
Cash and cash equivalents at end of
   year                                 $ 8,241       $  7,366     $ 10,489
Supplemental disclosure of cash
   flow information:
Interest paid                           $   519       $    489     $    269
Income taxes paid                       $11,735       $ 10,334     $  9,881

        The primary source of funds available to the Parent to pay shareholder dividends and other expenses is from its subsidiary banks. Bank regulatory authorities impose restrictions on the amount of dividends that may be declared by the subsidiary banks. Further restrictions could result from a review by regulatory authorities of each bank's capital adequacy, which is the relationship between a bank's capital and its assets and deposits and other such ratios. The amount of cash dividends available from the subsidiary banks for payment in 1995 without such prior approval, is approximately $31,870,000, plus 1995 net earnings of the six subsidiary national banks. At December 31, 1994, approximately $188,250,000 of the Parent's investment in bank subsidiaries was restricted as to dividend payments from the banks to the Parent under the foregoing regulatory limitations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 15.
Regulatory Matters
        The Department of Banking and Finance of the State of Georgia requires that state chartered banks maintain a minimum ratio of capital, as defined, to assets of 6%.
        Under the provisions of the Financial Institutions Reform, Recovery, and Enforcement Act ("FIRREA") of 1989, the Company's subsidiary banks are required to meet certain core, tangible, and risk-based capital ratios.
        The Federal Deposit Insurance Corporation Improvement Act ("FDICIA") was signed into law on December 19, 1991. Regulations implementing the prompt corrective action provisions of FDICIA became effective on December 19, 1992.
In addition to the prompt corrective action requirements, FDICIA includes significant changes to the legal and regulatory environment for insured depository institutions, including reductions in insurance coverage for certain kinds of deposits, increased supervision by the federal regulatory agencies, increased reporting requirements for insured institutions, and new regulations concerning internal controls, accounting, and operations.
        The prompt corrective actions regulations define specific capital categories based on an institution's capital ratios. The capital categories, in declining order, are "well capitalized," "adequately capitalized,"
"undercapitalized," "significantly undercapitalized," and "critically undercapitalized." Institutions categorized as "undercapitalized" or worse are subject to certain restrictions, including the requirement to file a capital plan with their primary federal regulator, prohibitions on the payment of dividends and management fees, restrictions on executive compensation, and increased supervisory monitoring, among other things. Other restrictions may be imposed on the institution either by its primary federal regulator or by the Federal Deposit Insurance Corporation, including requirements to raise additional capital, sell assets, or sell the entire institution. Once an institution becomes "critically undercapitalized," it must generally be placed in receivership or conservatorship within 90 days.
        To be considered "well capitalized," an institution must generally have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6%, and a total risk-based capital ratio of at least 10%. An institution is deemed to be "critically undercapitalized" if it has a tangible equity ratio of 2% or less.
        At December 31, 1994, all of the subsidiary banks of the Company were categorized as "well capitalized" under the FDICIA requirements.

Note 16.
Fair Values of Financial Instruments
        Statement No. 107, "Disclosures about Fair Value of Financial
Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions would significantly affect the estimates. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.
        Fair value estimates are based on existing on- and off-balance-sheet financial instruments and other recorded assets and liabilities without attempting to estimate the value of anticipated future business. The value of significant portions of the bank subsidiaries that generate substantial income annually, such as trust and mortgage banking operations, have not been estimated. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.
        The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments and certain other assets and liabilities:
        Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate those assets' fair values.
        Interest-bearing deposits in other financial institutions: The carrying amounts of interest-bearing deposits in other financial institutions approximate their fair value.
        Investment securities (including mortgage-backed securities): Fair values for securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16. (continued)
        Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.
The fair values for all other loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.
        Off-balance-sheet instruments: Fair values for the Company's off-balance-sheet instruments are based on a comparison with terms, including interest rate and commitment period currently prevailing to enter into similar agreements, taking into account credit standings. The carrying and fair values of off-balance-sheet instruments at December 31, 1994 and 1993, were not material.
        Purchased mortgage loan servicing rights and excess servicing fee receivables: Fair value of purchased mortgage loan servicing rights and excess servicing fees receivables are determined by estimating the present value of the future net servicing income, on a disaggregated basis, using anticipated prepayment assumptions.
        Deposits: Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar terms of maturity.
The carrying amounts of all other deposits, due to their nature, approximate their fair values.
        Short-term borrowings: The carrying amounts of federal funds purchased, securities sold under agreement to repurchase, and other short-term borrowings approximate their fair values.
        Long-term debt: The fair values of the Company's long-term debt are estimated using discounted cash flow analysis, based on the Company's current borrowing rates for similar types of borrowing arrangements.


                                                      December 31, 1994           December 31, 1993
                                                 Carrying          Fair        Carrying        Fair
                                                    Value         Value           Value       Value
                                                                     (in thousands)
Assets
Cash and due from banks                        $   84,260    $   84,260       $  86,599   $  86,599
Federal funds sold and securities purchased
      under agreements to resell                   28,908        28,908          36,371      36,371
Interest-bearing deposits in other
      financial institutions                       16,259        16,259          68,157      68,157
Investment securities                             706,999       705,476         549,620     562,292
Loans, net                                      1,403,805     1,373,717       1,285,025   1,289,094
Purchased mortgage loan servicing rights           16,775        20,678           9,829       9,829
Excess servicing fee receivables                    2,090         2,334           4,825       4,825

Liabilities
Deposits:
      Noninterest-bearing                         331,521       331,521         285,510     285,510
      Interest-bearing transaction and savings    630,651       630,651         561,892     561,892
      Certificates of deposit                     981,092       972,694         917,239     922,088
Federal funds purchased and securities
      sold under agreements to repurchase          98,702        98,702          63,379      63,379
Other short-term borrowings                         6,427         6,427          13,807      13,807
Long-term debt                                     80,238        76,131          57,958      58,315

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 17.
Supplemental Financial Data
        Components of other noninterest income and expense in excess of 1% of income for the respective periods are as follows.


                                                          Years Ended December 31
                                                         1994       1993       1992
                                                               (in thousands)
Income:
   Mortgage loan servicing fees, net                   $3,876    $ 3,069     $ 3,251
   Gains on sales of mortgage loan servicing rights     2,213     10,811      10,721
   Losses on sales of mortgage loans                     (529)    (5,083)     (8,771)
   Net gains on sales of mortgage loans and
     servicing rights                                   1,684      5,728       1,950

Expenses:
   Postage, telephone, and stationary                   5,052      4,700       4,382
   FDIC insurance premiums                              4,124      3,923       3,692
   Amortization and write-off of mortgage
      loan servicing rights                             2,762      3,394       4,945
   Data processing                                      2,659      2,516       1,312
   Promotional                                          2,277      1,640       1,435

Note 18.
Consolidated Quarterly Financial Information - Unaudited
        Presented below is a summary of the unaudited consolidated quarterly financial information for the years ended December 31, 1994 and December 31, 1993.

                                                                  Total                              1994 Quarter Ended
                                                                  Year       Dec. 31       Sept. 30        June 30    March 31
Interest income                                                $163,145      $43,569        $41,847        $40,276     $37,453
Interest expense                                                 66,132       18,277         16,640         15,983      15,232
    Net interest income                                          97,013       25,292         25,207         24,293      22,221
Provision for loan losses                                          (362)        (226)          (159)          (343)        366
Net gains on sales of investment securities                         318          152            (21)            24         163
Noninterest income                                               26,763        5,720          6,621          7,689       6,733
Noninterest expense                                              86,639       22,198         21,777         22,293      20,371
    Income before income taxes                                   37,817        9,192         10,189         10,056       8,380
Income taxes                                                      9,683        2,038          2,952          2,767       1,926
    Net income                                                 $ 28,134      $ 7,154        $ 7,237         $7,289     $ 6,454

Net income per share                                           $   1.72      $   .43        $   .44         $  .44     $   .40

Due to rounding, per share amounts may not total year-to-date amounts reported on the Consolidated Statements of Income.

                                                                  Total                          1993 Quarter Ended
                                                                   Year      Dec. 31       Sept. 30         June 30    March 31

Interest income                                                $151,131      $37,711        $37,963         $38,291    $ 37,166
Interest expense                                                 62,930       15,334         15,659          15,920      16,017
Net interest income                                              88,201       22,377         22,304          22,371      21,149
Provision for loan losses                                         2,985          324            509           1,037       1,115
Net gains on sales of investment securities                         753            9             64             314         366
Noninterest income                                               31,088        9,654          7,948           6,560       6,926
Noninterest expense                                              81,144       21,532         20,119          20,519      18,974
Income before income taxes and cumulative
    effect of accounting change                                  35,913       10,184          9,688           7,689       8,352
Income taxes                                                      9,419        2,255          2,870           1,933       2,361
Cumulative effect of accounting change                              160            -              -               -         160
Net income                                                     $ 26,654      $ 7,929        $ 6,818         $ 5,756    $  6,151

Per share:
Income before cumulative effect of accounting change           $   1.67      $   .50        $   .43         $   .36    $    .38
Cumulative effect of accounting change                              .01            -              -               -         .01
Net income                                                     $   1.68      $   .50        $   .43         $   .36    $    .39

1994 REGIONAL REPORT

FIRST NATIONAL BANCORP AFFILIATES

Entering The Era Of Excellence.
[GRAPHIC -- GHOSTED PHOTO OF A GROUP OF PEOPLE W/ WORDING IN FORGROUND]

THE BANCORP AFFILIATE MARKET OVERVIEW
First National Bancorp's 17 affiliates are currently divided into three economic regions: the metro-fringe region, the manufacturing/industrial region, and the second-home/retirement/tourism region. Each region represents significant, unique opportunities for the company's growth and profitability and provides diversification to the company's revenue stream.
        In the spring of 1995, the anticipated completed merger with FF Bancorp of New Smyrna Beach, Florida, will add yet another distinct region to the company. This $600 million holding company consists of one commercial bank and two healthy and very profitable thrifts in three separate areas of the state. These financial institutions offer First National Bancorp a reasonably priced and stable source of core deposits as well as significant opportunities to expand the company's mortgage lending, trust, bank card and correspondent services business.

[GRAPHIC -- MAP -- METRO FRINGE REGION -- CAPTION: THE METRO-FRINGE REGION CONSISTS OF HALL, FORSYTH, PAULDING, CHEROKEE, CARROLL AND DOUGLAS COUNTIES, AND IS HOME TO SEVEN OF THE COMPANY'S 17 BANKS. THESE ARE AFFLUENT MARKETS (MEDIAN HOUSEHOLD INCOME IS AROUND $40,000 IN EACH COUNTY) WITHIN COMMUTING DISTANCE TO METRO ATLANTA AND ARE AMONG THE NATION'S FASTEST-GROWING COUNTIES. THE RAPID GROWTH IN THESE COUNTIES IS BEGINNING TO PROVIDE A RESIDENTIAL BOOM, RESULTING IN TREMENDOUS OPPORTUNITY FOR THE MORTGAGE SOURCE.]

The First National Bank Of Gainesville

Richard A. McNeece, Chairman
Richard L. Shockley, Vice Chairman
Richard D. White, President & CBO
Mrs. Jane Wood Banks
John A. Ferguson, Jr.
Alvin Gibson
Ray C. Jones
Arthur J. Kunzer, Jr.
Thomas C. Mundy
Harold L. Smith
W. Woodrow Stewart
James A. Walters
Joe Wood, Jr.

[PHOTO -- FNB GAINESVILLE -- CAPTION: AT RIGHT, THE BOARD OF THE FIRST NATIONAL BANK OF GAINESVILLE IN THE CASK ROOM
OF CHATEAU ELAN WINERY. A FIRST NATIONAL CUSTOMER FROM THE VERY BEGINNING, CHATEAU ELAN ALSO FEATURES AN EXQUISITE RESORT ON ITS GROUNDS.]

The Peoples Bank Of Forsyth County

Bobby M. Thomas, Chairman
Rocklyn E. Hunt, President & CEO
Louis J. Douglass, III, Executive Vice President
Jimmy S. Fagan
Jim Grogan
Robert L. McGuinn
Howard R. Noles
Lamar V. Sexton
Richard L. Shockley
Charles R. Smith
Kenneth J. Vanderhoff, Jr.

[PHOTO -- PEOPLES BANK -- CAPTION: AT LEFT, THE BOARD OF THE PEOPLES BANK OF FORSYTH COUNTY AT THE DRAG RACING SHOP
OF CUSTOMER BOB VANDERGRIFF WHOSE SON, BOBBY, IS THE DRIVER OF THE TOP FUEL DRAGSTER.]

Citizens Bank, Cherokee County

A. Roy Roberts, Jr., Chairman
Richard M. Zorn, President & CEO
A. R. (Rick) Roberts, III, Executive Vice President
Bryan F. Bell
Dr. D. T. Darnell
H. Lamar Harris
T. A. Roach
McDonald Willis

[PHOTO -- CITIZENS BANK, CHEROKEE -- CAPTION: AT RIGHT, THE BOARD OF THE CITIZENS BANK, CHEROKEE COUNTY AT THE NELSON BALL GROUND TELEPHONE COMPANY. THIS INDEPENDENT PHONE COMPANY PROVIDES PHONE SERVICE,
INCLUDING CELLULAR, TO CHEROKEE, PICKENS AND DAWSON COUNTIES.]

The First National Bank Of Paulding County

J. Michael Womble, Chairman
C. B. Fair, III, President & CEO
Becky S. Echols, Executive Vice President
David M. Cooper
Charles L. Hardy
Dean P. Hardy
John H. Henderson
Peter D. Miller
Dewey P. Pendley, Sr.
Kenneth G. Vinson
G. Hudson Warren
J. Franklin Welch
Donald W. York


[PHOTO -- FNB PAUDLING -- CAPTION: AT LEFT, THE BOARD OF THE FIRST NATIONAL BANK OF PAULDING COUNTY AT THE BUILDING SITE OF CADILLAC PRODUCTS, A MULTI-FACETED COMPANY WHICH WILL PRODUCE PLASTIC PACKAGING.]

The Commercial Bank, Douglasville

Robert R. Pope, Chairman
John T. Stafford, President & CEO
Johnny L. Blankenship
Solon H. Boggus
A. B. Craven
C. B. Fair, III
H. E. (Bill) Gray
Walter A. Hudson
Jerre A. O'Neal
A. Clark Robinson


[PHOTO -- COMMERCIAL BANK -- CAPTION: AT LEFT, THE BOARD OF THE COMMERCIAL BANK OF DOUGLASVILLE AT AUSTRAL INSULATED PRODUCTS, A LARGE MANUFACTURER OF COPPER WIRE.]

The Community Bank Of Carrollton

J. Wayne Garner, Chairman
Timothy I. Warren, President & CEO
F. Elton Brooks, Executive Vice President
John B. Bohannon
Ann C. Carter
Donald C. Costley
Dr. Alvin Crews, Jr.
C. B. Fair, III
Lester H. Harmon
William P. Johnson
Phillip Kauffman
Charles J. Puckett
William C. Seaton
M. S. "Buck" Swindle

[PHOTO -- COMMUNITY BANK OF CARROLLTON -- CAPTION: AT RIGHT, THE BOARD OF THE COMMUNITY BANK OF CARROLLTON AT SUPERIOR SAMPLES,
A NATIONAL MAKER FOR WALLPAPER SAMPLE BOOKS.]

Bank Of Villa Rica

J. Richard Smith, Chairman
William C. Candler, Director Emeritus
Fred L. O'Neal, President & CEO
J. Larry Boss
W. J. Candler
C. B. Fair, III
S. Doug Hembree
Lamar Moody
L. Burnell Redding

[PHOTO -- BANK OF VILLA RICA -- CAPTION:AT LEFT, THE BOARD OF THE BANK OF VILLA RICA AT VINCE HOSIERY, WHICH MANUFACTURES
 NAME BRAND SOCKS FOR NATIONALLY KNOWN CORPORATIONS.]

[GRAPHIC MANUFACTURING/INDUSTRIAL REGION MAP -- CAPTION: THE MANUFACTURING/INDUSTRIAL REGION IS REPRESENTED BY STEPHENS, ELBERT, JACKSON, BARROW AND BANKS COUNTIES. THESE COUNTIES REPRESENT A GOOD CORE OF RETAIL BUSINESS -- BANKS IS MOVING QUICKLY TO BECOME THE OUTLET CAPITAL OF THE STATE
- -- AND A WEALTH OF SMALL BUSINESS OPPORTUNITY. JACKSON COUNTY, BECAUSE OF ITS PROXIMITY TO I-85, HAS BEGUN TO SEE A TREMENDOUS BOOM OF MANUFACTURERS
LOCATING THERE. THE ADDITION OF BARROW BANK & TRUST COMPANY TO THE ORGANIZATION
 IN 1994 HAS PROVIDED A VERY IMPORTANT LINK IN THE
GAINESVILLE/ATHENS/ATLANTA CORRIDOR.]

The Citizens Bank, Toccoa

James H. Harris, Jr., Chairman
Robert A. Parker, President & CEO
J. B. Hudgins, Jr.
David C. King
Charles G. Maypole
Allan R. Ramsay
Richard L. Shockley
Harold L. Watson
Jerry E. Wright


[PHOTO -- CITIZENS BANK-TOCCOA -- CAPTION: AT RIGHT, THE BOARD OF THE CITIZENS BANK, TOCCOA, AT HABERSHAM PLANTATION, A LOCALLY-OWNED MANUFACTURER OF FINE FURNITURE WHICH HAS ACHIEVED INTERNATIONAL FAME.]


Granite City Bank

William L. Lester, Chairman
Edward B. Hall, President & CEO
F. Davis Arnette, Jr., Executive Vice President
Walter E. Eaves
Joe Fernandez
E. Freeman Leverett
George T. Oglesby, Jr.
W. Harold Prather
Edward H. Phillips
Richard L. Shockley
L. Lamar Walker, Jr.



[PHOTO -- GRANITE BANK -- CAPTION: AT LEFT, THE BOARD OF GRANITE CITY BANK AT TORRINGTON, A COMPANY WHICH MAKES
STEERING COLUMNS FOR FORD MOTOR COMPANY.]

The First National Bank Of Jackson County

Henry D. Robinson, Chairman
Kelly G. Hillis, President & CEO
Henry L. Asbury
James V. Joiner
Jon M. Milford
William F. Mitchell
D. Dwight Porter, Sr.
Randall Pugh
Richard L. Shockley
Donald S. Shubert



[PHOTO -- THR FIRST NATIONAL BANK OF JACKSON COUNTY -- CAPTION: AT LEFT, THE BOARD OF FIRST NATIONAL BANK OF JACKSON COUNTY AT SOLARTECH, A
CABINET-MAKING COMPANY WHICH EMPLOYS THE DEVELOPMENTALLY DISABLED.]


Bank Of Banks County

Thomas S. Cheek, Chairman
George W. Evans, President & CEO
Steven R. Maney, Executive Vice President
Milton L. Dalton
Richard L. Shockley
James Short
Eugene Sims





[PHOTO -- BARROW BANK & TRUST COMPANY -- CAPTION: AT RIGHT, THE BOARD OF BANK OF BANKS COUNTY AT COMMERCE PLASTICS, A RECENTLY
RELOCATED COMPANY WHICH MAKES TELEVISION BACKS FOR MITSUBISHI.]

[GRAPHIC -- MAP SECOND HOME/RETIREMENT REGION -- CAPTION: The second home/retirement/tourism region is composed of Rabun, White, Gilmer, Pickens and Habersham counties. Tourists, retirees and second-home owners are lured into these beautiful counties for lakeside living and other recreational activities. The retirees represent a source of stable core deposit growth and a need for the company's upscale Century Service product and personal trust services, while second-home owners offer mortgage opportunities to the company. Rabun and White counties have shown particularly stong net migration over the past few years indicating significant growth in those areas.]

Bank Of Clayton

A. W. Adams, Chairman
William F. DeVane, President & CEO
B. Allen Lancaster, Executive Vice President
Dr. Lawrence Gillespie
Gene Head
Elliott Keller
Paul D. Lutz
Edwin C. Poss
Lewis F. Reeves, Jr.
Richard L. Shockley
Edwin L. West



[PHOTO -- BANK OF CLAYTON -- CAPTION: AT RIGHT, THE BOARD OF THE BANK OF CLAYTON IN THE TEXTILE MILL OF FRUIT OF THE LOOM,
THE COMPANY'S LARGEST MANUFACTURING PLANT IN THE UNITED STATES.]


First National Bank Of White County

J. Kenneth Nix, Chairman
Sidney J. Wooten, III, President & CEO
Coleman Allen, Executive Vice President
Roy Ash, Jr.
Charles D. Black, Sr.
E. Ray Black
Richard L. Shockley
Harold Turner
Jere Westmoreland



[PHOTO -- FIRST NATIONAL BANK OF WHITE COUNTY -- CAPTION: AT LEFT, THE BOARD OF FIRST NATIONAL BANK OF WHITE COUNTY AT MT. YONAH LUMBER COMPANY. LUMBER IS A HEALTHY PART OF THIS COUNTY'S ECONOMY.]

First National Bank Of Gilmer County

Mack G. West, Chairman
Billy R. Loudermilk, President & CEO
George N. Bunch, III
James P. Garrett
David J. Pierce
Richard L. Shockley
David W. Stover
John W. Thomas, Jr.





[PHOTO -- FIRST NATIONAL BANK OF GILMER COUNTY -- CAPTION: AT LEFT, THE BOARD OF THE FIRST NATIONAL BANK OF GILMER COUNTY AT BLUE RIDGE CARPET MILLS, MAKERS OF COMMERCIAL CARPET.]


Pickens County Bank

Loy D. Mullinax, Chairman
Dennis W. Burnette, President & CEO
Marc J. Greene, Executive Vice President
James D. Boggus
E. Calvin Dubose, Sr.
G. William Glazebrook, M.D.
James R. Jones
Howard H. Ray
Richard L. Shockley




[PHOTO -- PICKENS COUNTY BANK -- CAPTION: AT RIGHT, THE BOARD OF PICKENS COUNTY BANK AT THE WOODBRIDGE INN,
A QUAINT INN AND RESTAURANT WHICH CATERS TO LOCAL RESIDENTS AND TOURISTS.]


First National Bank Of Habersham

Paul J. Reeves, Chairman
Glenn C. Bell, President & CEO
Eugene B. White, Executive Vice President
J. Philip Ballard, Jr.
Nathan Burgen
John C. Foster
Fred K. Hamby
Richard L. Shockley
William J. Shortt
H. Milton Stewart, Jr.
E. Hal Woods, Jr.



[PHOTO -- FIRST NATIONAL BANK OF HABERSHAM -- CAPTION: AT LEFT, THE BOARD OF THE FIRST NATIONAL BANK OF HABERSHAM AT CHATTAHOOCHEE LOCOMOTIVE COMPANY, WHICH SPECIALIZES IN THE DESIGN AND REMANUFACTURING OF LOCOMOTIVES.]

SHAREHOLDERS INFORMATION

Annual Meeting
The Annual Meeting of the Shareholders
of First National Bancorp will be held at 4:00 p.m. on Wednesday, April 19, 1995, in the theatre of the Georgia Mountains
Center, 301 Main Street, S.W., Gainesville,
Georgia.  There will be a reception in
Rooms B and C of the Georgia Mountains
Center beginning at 3:30 p.m. All Shareholders are invited to attend.

Corporate Reports
The Annual Report, quarterly interim
reports, and copies of First National
Bancorp's Annual Report to the Securities
and Exchange Commission, Form 10-K,
are available upon written request
without charge.
        For copies, please write:
        C. Talmadge Garrison
        First National Bancorp
        P.O. Drawer 937
        Gainesville, GA  30503

Transfer Agent
Mellon Securities Transfer Services
85 Challenger Road
Ridgefield Park, New Jersey 07660

Independent Auditors
KPMG Peat Marwick LLP
Atlanta, Georgia

Counsel
Stewart, Melvin & Frost
Gainesville, Georgia

Media Contact
Ronda Rich
Director of Corporate Communications
(404) 503-2306

Market Makers
Robinson Humphrey Co., Inc.
A. G. Edwards & Sons, Inc.
Interstate/Johnson Lane Co.
Sterne, Agee & Leach
Herzog, Heine, Geduld, Inc.
John G. Kinnard & Co., Inc.
Morgan, Keegan & Co.
Mayer & Schweitzer, Inc.
J. C. Bradford & Co.
Robert W. Baird & Co., Inc.

Stock Information
First National Bancorp common stock is
traded on the over-the-counter market and quoted through The Nasdaq Stock Market under the trading symbol "FBAC." Shareholders wishing recent price information may obtain it from their registered broker.

first national
bancorp officers

Richard A. McNeece
Chairman and
Chief Executive Officer

Peter D. Miller
President, Chief Administrative
and Financial Officer

C. Talmadge Garrison
Senior Vice President
and Secretary

Bryan F. Bell
Senior Vice President

Stephen M. Rownd
Senior Vice President

J. Reid Moore
Group Vice President
and Controller

Mary E. Hengeveld
Group Vice President

Charles A. Robinson
General Auditor

Sandra L. Berg
First Vice President

Arlene M. Lucas
First Vice President

Ray McRae
Chairman Emeritus

Richard L. Shockley
Vice Chairman
       IBC

First National Bancorp
P.O. Drawer 937
Gainesville, Georgia 30503
        BC